P.E 12/31/06

ARS

1-00644


Colgate

Creating Smiles For 200 Years Strengthening Growth Worldwide

Colgate-Palmolive Company / 2006 Annual Report



21



15




PALMOLIVE

25

32


Colgate


Kolynos
Sorriso

33


COMES OUT A RIBBON
LIES FLAT
ON THE BRUSH
THE OLD WAY

16



22


PEROXYL

26



27



34


ABOUT OUR NEW OFFICES

23



28



17



18


You Can Make
A Difference

29


elmex
meridol
elmex

35



19


Annual Report

20



24



30



31



36

1912 (18)
William Mennen introduces the first American shaving cream tube.

1928 (19)
Colgate merges with Palmolive-Peet to become Colgate-Palmolive-Peet.

1930 (20)
Colgate-Palmolive-Peet is first listed on the New York Stock Exchange.

1939 (21)
Dr. Mark L. Morris develops a pet food to help save a guide dog named Buddy from kidney disease. This breakthrough leads to the first Hill's Prescription Diet product.

1953 (22)
Corporate name becomes Colgate-Palmolive Company.

1956 (23)
Corporate headquarters opens at 300 Park Avenue in New York City.

1962 (24)
Colgate Research Center dedicated in Piscataway, New Jersey.

1966 (25)
Palmolive dishwashing liquid is introduced.

1972 (26)
Colgate acquires Hoyt Laboratories, which later becomes Colgate Oral Pharmaceuticals.

1976 (27)
Colgate-Palmolive acquires Hill's Pet Nutrition.

1983 (28)
Colgate Plus toothbrush is introduced globally.

1986 (29)
"You Can Make A Difference" program launches to recognize achievements of Colgate people around the world.

1987 (30)
Colgate acquires Softsoap liquid soap business from the Minnetonka Corporation.

1992 (31)
Colgate acquires the Mennen Company.

1992 (32)
Colgate Total toothpaste introduced.

1995 (33)
Colgate acquires Kolynos Oral Care business in Latin America and later launches Sorriso toothpaste.

1996 (34)
Bright Smiles, Bright Futures oral health education program expands to 50 countries, and today reaches over 50 million children annually.

2004 (35)
Colgate acquires GABA oral care business in Europe.

2006 (36)
Colgate enters the fast-growing Naturals segment by purchasing Tom's of Maine, a leader in that market in the United States.

Creating Smiles For 200 Years


3


CRYSTAL WHITE
FAMILY SOAP
7


PALMOLIVE
11


DENTAL
COLGATE'S
CREAM
8


THE NAME
COLGATE & CO
Toilet and
Shaving
Soaps,
Perfumes,
Sachets,
Toilet Waters,
Talc and
Dental
Powders
STERLING
ON SILVER
12


PALMOLIVE
13


4


1


9


5


R. JACOBS,
SOAP & CANDLE MANUFACTORY.
SOAP, Mould & Dipt CANDLES,
2


14


Cashmere Bouquet
Toilet Soap
COLGATE & CO.
NEW YORK
6


COLGATE'S
RIBBON
DENTAL
CREAM
COLGATE & CO
PERFUMERS
NEW YORK
10

Our 200-year history, illustrated with objects and photographs from our corporate archives.

1806 (1)
William Colgate establishes a starch, soap and candle factory on Dutch Street in New York City.

1817 (2)
First Colgate advertisement appears in a New York newspaper.

1820
Colgate establishes a starch factory in Jersey City, New Jersey.

1857 (3)
Upon the death of founder William Colgate, the company is reorganized as Colgate & Company under the management of Samuel Colgate, his son.

1864 (4)
B. J. Johnson starts a soap factory in Milwaukee, Wisconsin, which later becomes the Palmolive Company.

1866 (5)
Colgate introduces perfumed soap and perfumes/essences.

1872 (6)
Cashmere Bouquet, the first milled perfume toilet soap, is registered as a Colgate trademark.

1872 (7)
Peet brothers establish a soap company in Kansas City, Kansas where they make Crystal White soap.

1873 (8)
Colgate introduces toothpaste in jars.

1879 (9)
Gerhard Mennen establishes a pharmacy in Newark, New Jersey, which later becomes the Mennen Company.

1896 (10)
Colgate introduces toothpaste in a collapsible tube.

1898 (11)
B. J. Johnson Soap Co. introduces Palmolive Soap.

1900 (12)
Colgate wins top honors for its fine soaps and perfumes at the World's Fair in Paris.

1902 (13)
Stylish Palmolive advertising begins.

1906 (14)
Colgate marks its centennial with a celebration where every attendee wore the commemorative medal shown above.

1908 (15)
Colgate is incorporated by the five sons of Samuel Colgate.

1908 (16)
Ribbon opening added to Colgate tube: "We couldn't improve the product so we improved the tube."

1911 (17)
Colgate distributes two million tubes of toothpaste and toothbrushes to schools, and provides hygienists to demonstrate tooth brushing.

Creating Smiles For 200 Years The gatefold includes highlights from our 200-year history, illustrated with objects and photographs from our corporate archives. Today, Colgate's sales surpass $12 billion and our products are sold in over 200 countries and territories. Colgate people, focused on Our Global Values—Caring, Continuous Improvement and Global Teamwork—and Managing With Respect principles, drive our success today as they have for 200 years.


COLGATE'S
PALMOLIVE
Colgate
Total 12
Clean Mint
Suavitel
PRESCRIPTION DIET
Canine
j/d
Palmolive
AROMA
CReme
Protex
Avena

Contents

Strengthening Growth Worldwide

- Absolute Focus on Consumers, The Profession and Our Customers
- Innovating Everywhere
- Efficiency in Everything
- Caring for Our Communities



Colgate

Excellent Top-Line Growth Across All Divisions

(Dollars in Millions Except Per Share Amounts)	2006*	2005†	Change
Unit Volume, Excluding Divested Businesses			+7.0%
Worldwide Sales	**$12,237.7**	$11,396.9	+7.5%
Gross Profit Margin	**54.8%**	54.4%	+40 basis points
Operating Profit	**$ 2,160.5**	$ 2,215.0	-2%
Operating Profit Margin	**17.7%**	19.4%	-170 basis points
Net Income	**$ 1,353.4**	$ 1,351.4	-
Percent to Sales	**11.1%**	11.9%	-80 basis points
Diluted Earnings Per Share	**$ 2.46**	$ 2.43	+1%
Dividends Paid Per Share	**$ 1.25**	$ 1.11	+13%
Operating Cash Flow	**$ 1,821.5**	$ 1,784.4	+2%
Number of Registered Common Shareholders	**33,400**	35,000	-5%
Number of Common Shares Outstanding (in millions)	**513**	516	-1%
Year-end Stock Price	**$ 65.24**	$ 54.85	+19%

- Worldwide sales rose 7.5% to an all-time record level.
- Every operating division reported sales and operating profit increases for the year.
- Gross profit margin increased 40 basis points. Excluding restructuring charges, gross profit margin increased 110 basis points to a record high.
- Global advertising grew 11% to an all-time record level of $1,320.3 million, on top of double-digit growth in the prior year.
- Operating cash flow grew to an all-time record level of $1,821.5 million for the year.
- The quarterly dividend rate was increased by 10% in 2006.

* Net income and diluted earnings per share in 2006 include an aftertax charge of $286.3 million ($.52 per share) related to the 2004 Restructuring Program and the net aftertax impact of certain Other Items that reduced net income by $9.9 million ($.02 per share).

† Net income and diluted earnings per share in 2005 include an aftertax charge of $145.1 million ($.26 per share) related to the 2004 Restructuring Program, partially offset by the net aftertax impact of certain Other Items that increased net income by $29.9 million ($.05 per share).

A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Growth Highlights of Five Divisions (% of sales)


21%

North America
- Unit volume grew 7.0%, excluding 2005 divestments.
- Sales and operating profit increased 3.0% and 1%, respectively.
- The Tom's of Maine acquisition added 1.0% to both sales and volume growth for the region.
- Colgate expanded its Number One position in the U.S. toothpaste market to a record 37.3% market share.


25%

Latin America
- Unit volume grew 10.0% in 2006.
- Sales and operating profit increased 15.0% and 25%, respectively.
- Growth was boosted by an array of successful products, including Colgate Total and Colgate Max Fresh toothpastes, Colgate 360° manual toothbrush and Lady Speed Stick Double Defense deodorant.


24%

Europe/South Pacific
- Unit volume grew 5.0%, excluding divestments.
- Sales and operating profit increased 3.5% and 10%, respectively.
- Colgate Time Control and Colgate Sensitive Multi Protection toothpastes, Colgate 360° manual toothbrush and Palmolive Pure Cashmere shower gel drove growth throughout the region.


16%

Greater Asia/Africa
- Delivered strong 7.5% unit volume growth in 2006, excluding divestments.
- Sales and operating profit increased 5.5% and 14%, respectively.
- Colgate Sensitive Multi Protection and Colgate Total Propolis toothpastes, and Colgate 360° manual toothbrush drove growth in oral care throughout the region.


14%

Hill's Pet Nutrition
- World leader in specialty pet food, Hill's increased unit volume 6.0% in 2006.
- Sales and operating profit increased 10.0% and 9%, respectively.
- Veterinary recommendations and innovative new products including Prescription Diet j/d Canine and Science Diet Indoor Cat pet foods continue to drive growth at Hill's.

Dear Colgate Shareholder...



Reuben Mark (above left)
"We are pleased to have ended 2006, our 200th year, so strongly. Colgate people, linked globally by our common values of Caring, Continuous Improvement and Global Teamwork, are at the foundation of this success and remain committed to further strengthening our growth worldwide."

Ian Cook (above right)
"We made significant progress on our strategic initiatives in 2006 as evidenced by our strengthening market shares worldwide, strong sales and volume growth, and growing profitability. As we look to 2007, Colgate people remain sharply focused on our global business priorities and I am optimistic that our excellent top and bottom line trends will continue."

Q. Please comment on the Company's 2006 global business results.

A. Reuben Mark: We are delighted that Colgate's strong performance continued in 2006, our 200th year. All of the Company's fundamentals are strong and getting stronger. Global sales rose 7.5% to an all-time record level and global unit volume from continuing businesses grew 7.0% with every operating division contributing to the strong volume gains. Advertising spending supporting the Company's brands rose 11% to an all-time record level on top of double-digit growth in 2005, contributing to widespread market share gains in all of our core categories.

Profits in 2006 include $286.3 million of aftertax charges associated with our previously disclosed 2004 Restructuring Program and the net aftertax impact of certain Other Items that reduced net income by $9.9 million. Excluding these items, net income, operating profit and diluted earnings per share were at record-high levels for the year. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Cash flow was also strong with operating cash flow reaching a record $1,821.5 million in 2006. The Company's strong cash generation and positive growth momentum led the Board of Directors to authorize a 10% increase in the quarterly dividend rate effective in the second quarter of 2006.

Q. Colgate's market shares continue to increase in key categories around the world. What is driving these increases and do you expect the positive momentum to continue into 2007?

A. Ian Cook: Indeed, our market shares are improving steadily. These increases are driven by our tight focus on the consumer, increasing our marketing spending, using new types of communication vehicles and conducting consumption-building activities in emerging markets around the world.

At the core of our market share growth is a steady stream of innovative new products. For example, the global rollout of Colgate 360° manual toothbrush during 2006 drove significant market share gains and new leadership positions in this category around the world. Our tight focus on our core categories and global equities, on innovation and on understanding the way we relate to consumers is keeping our market shares on an upward trend that we expect to continue throughout 2007 and beyond.


Palmolive
КОМПЛЕКСНЫЙ УХОД
Чистый Кашемир
КРЕМ-МЫЛО
УВЛАЖНЕНИЕ И УХОД
с экстрактами кашемира

Q. What is the Company's innovation strategy?

A. Ian Cook: Our innovation strategy encompasses initiatives touching all of the Company's business functions and processes. We have established a Global Innovation Fund that allocates seed money to employees who recommend innovative ideas in any area of the business. At the same time, we are continuing to establish partnerships with outside experts, suppliers that are technical leaders, the academic community and leading research firms, to develop ideas for new products and processes.

We have also established a new Global Big Hits process that identifies new product opportunities that are of the highest strategic value for Colgate based on a combination of criteria including: size of opportunity, which projects have the most incremental potential to reach new consumers, which are truly new to the market and which have potential for global expansion. Once identified, these projects are provided additional resources, including ongoing senior


Helps Prevent Cavities • Gingivitis • Plaque
Colgate
Anticavity Fluoride and Antigingivitis Toothpaste
NET WT 6.0 OZ (170 g)
Total
Advanced Clean
PLUS WHITENING
NEW!
EXTRA CLEAN & HEALTHY MOUTH

management involvement, to get them to market faster. The Ajax Professional line of cleaning products in Europe is just one example of several successful introductions already nurtured by this process.

Q. How is the 2004 Restructuring Program progressing?

A. Reuben Mark: We are very pleased with what we have accomplished thus far. As you know, the four-year restructuring and business-building program that was announced in December 2004 was designed to accelerate growth and generate additional savings throughout the income statement. Now at the halfway mark, the Program is already generating sizable savings and remains on track to meet projections. The savings are being used to increase marketing spending, accelerate innovation and increase profitability. In 2006, we saw significant gross profit margin improvement, up 110 basis points, excluding restructuring charges, which is at the high end of the Company's targeted range of 75-125 basis points. Including these charges, gross profit margin was up 40 basis points.

Q. Driving greater efficiency has been key to funding Colgate's strong growth. Is there a limit to the cost-saving opportunities going forward?

A. Reuben Mark: The more savings we achieve, the more committed we become to finding even more opportunities to further improve the way we do business and generate additional savings. With Continuous Improvement as one of our global values, we are implementing projects as resources permit from a lengthy list. Among the initiatives under way promising significant savings are globalizing procurement, moving toward a truly global supply chain and a new global process that will result in more efficient promotional spending, which we call Colgate Business Planning.

We are also centralizing business support functions into regional and global shared-service centers, a move that is expected to generate significant savings and increase operational effectiveness for a range of support services.

All this makes us confident that we will achieve our gross profit margin goal of 60% by 2010.

Q. Please elaborate on the Colgate Business Planning initiative.

A. Ian Cook: Colgate Business Planning is a planning and execution process designed to grow both market share and margins through more efficient and effective consumer and trade spending. Supported by customized SAP software, this process ensures a consistent approach to commercial investment worldwide and a global focus on maximizing the return on that investment. It allows us to set goals 18 months out by customer and by brand, then measure our performance against those goals and make adjustments where indicated.

While it is still in its early days, we anticipate Colgate Business Planning will generate sizable savings in 2007 and even more in 2008, helping to accelerate our margin and top-line growth and ultimately contribute to increasing market shares worldwide for both Colgate and our trade partners.

Q. Recently, Colgate has stressed the importance of its professional and trade relationships. What is the Company doing to strengthen these relationships and how are they contributing to growth?

A. Ian Cook: Strong relationships with the profession and the trade are important components of our growth strategy. With dental professionals, for example, we have developed a 10-point plan to encourage more usage and recommendations of Colgate brands because such endorsements drive trial of products as well as long-term loyalty. Country-by-country, we are implementing the plan, which sets guidelines and objectives for professional sales, sampling, obtaining dental seals of approval, attending

Net Sales ($ millions)


$13,000
10,000
7,000
4,000
0
9,294
9,903
10,584
11,397
12,238
'02
'03
'04
'05
'06

Advertising ($ millions)


$1,400
1,050
700
350
0
898
966
1,063
1,194
1,320
'02
'03
'04
'05
'06

Dividends Paid (per common share)


$1.40
1.05
0.70
0.35
0
0.72
0.90
0.96
1.11
1.25
'02
'03
'04
'05
'06

Gross Profit Margin and Additional Information*

(% of sales)


57%
56
55
54
0
56.4*
55.2*
55.3*
55.0
54.6
55.1
54.4
54.8
'02
'03
'04
'05
'06

* Excludes restructuring charges under the 2004 Restructuring Program that reduced gross profit by $196 million, $100 million and $3 million in 2006, 2005 and 2004, respectively. These charges reduced gross profit margin by 160 basis points, 90 basis points and 10 basis points in 2006, 2005 and 2004, respectively. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Operating Profit and Additional Information*

($ millions)


$3,000
2,250
1,500
750
0
2,579*
2,284*
2,166
2,191*
2,013
2,122
2,215
2,161
'02
'03
'04
'05
'06

* Excludes restructuring charges under the 2004 Restructuring Program that reduced operating profit by $395 million, $183 million and $69 million in 2006, 2005 and 2004, respectively. In addition, 2006 and 2005 exclude the net impact of certain Other Items that reduced operating profit by $23 million in 2006 and increased operating profit by $114 million in 2005. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

Diluted Earnings Per Share and Additional Information*


$3.00
2.25
1.50
.75
0
3.00*
2.64*
2.46
2.42*
2.19
2.33
2.43
2.46
'02
'03
'04
'05
'06

* Excludes restructuring charges under the 2004 Restructuring Program that reduced diluted earnings per share by $.52, $.26 and $.09 in 2006, 2005 and 2004, respectively. In addition, 2006 and 2005 exclude the net impact of certain Other Items that reduced diluted earnings per share by $.02 in 2006 and increased diluted earnings per share by $.05 in 2005. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site.

dental conventions and participating in Oral Health Month among others. Today, we have plans in place in countries representing more than 80% of Colgate's toothpaste sales.

Equally important are Colgate's multifunctional selling teams that support all of our customers worldwide. These customer-focused, cross-functional teams collaborate to develop more efficient ways of growing the categories where we compete, using resources better and sharing their expertise. As a result, the right products get to the right place with the right price and promotional plan, faster and more efficiently for a win-win experience for both Colgate and our customers. In Mexico, for example, these efforts contributed to Wal-Mart naming Colgate its 2006 Logistics Supplier of the Year out of over 11,000 suppliers.

Q. What is Colgate doing to develop its next generation of leaders around the world?

A. Reuben Mark: We recognize that the long-term success of Colgate is dependent upon the depth and breadth of management. The Company uses a formal process to identify next-generation leaders early in their careers. Their career paths are laid out to build an array of required skills and prepare them for leadership roles, ranging from global assignments to short-term projects to recommending courses from Colgate's global curriculum of 150 training programs that teach leadership and functional skills. As their careers progress, they are given broad in-market experience across geographies and functions plus training that instills Colgate's values and culture.

Q. Please comment on the Company's outlook.

A. Ian Cook: Colgate ended 2006 with excellent business momentum. We have clearly defined strategies in place with a tight focus on our higher margin priority businesses of oral care, personal care and pet nutrition. We are firmly committed to getting closer to consumers everywhere, to strengthening our partnerships with the profession and our customers, to fostering innovation in all areas of our business and to getting more effective and efficient in everything we do.

As we look to the future, we are confident that our positive business momentum will continue and enable Colgate to deliver excellent quality, double-digit earnings per share growth in 2007, excluding restructuring charges.

Thank You,

Reuben Mark
Chairman and Chief Executive Officer

Ian Cook
President and Chief Operating Officer

Strengthening Growth Worldwide...

Absolute Focus on Consumers




Lady Speed Stick
Double Defense
Colgate

As the ultimate decision makers in choosing products to make their lives healthier and more enjoyable, consumers are vital to Colgate's success and future growth. This drives the Company's initiatives to improve its understanding of consumers around the world.

In addition to traditional research, initiatives include visiting consumers in their homes, accompanying them as they shop, known as "shop-alongs," and communicating with them in nontraditional ways. In 2006, such initiatives contributed to market share gains for Colgate in a number of categories including toothpaste, manual toothbrushes, bar soap, cleaners and fabric conditioners.

"Shopper marketing" as Colgate terms the process of converting shoppers into buyers is one way Colgate is growing its brands. Piloted in six countries in 2006 and beginning a global rollout in 2007, shopper marketing is leading to new marketing strategies and contributing to growth. For example, Colgate Total toothpaste has leveraged shopper marketing to further build its diabetes campaign, which is founded on the fact that people with diabetes are twice as likely to suffer from gum disease. After learning that diabetics search for products and health information to help manage their disease during their frequent trips to the pharmacy, Colgate increased in-store advertising and provided these consumers with educational materials and coupons for Colgate Total toothpaste when they

Connecting With Consumers Everywhere They Go

Colgate's brand messages reach consumers everywhere. As part of a relaunch of Colgate Total 12 toothpaste across Latin America, Colgate representatives handed out free samples to consumers while discussing product benefits. Activities like this resulted in market share growth in nearly every country in the region and drove market share for the Colgate Total equity in Brazil to a record high.

Brazil


Proteção
Colgate
Total 12

New Products Capturing Latest Trends In Personal Care

Capitalizing on emerging trends, such as interest in spa-type personal care products for use at home, has strengthened and added new leadership positions for Colgate. In Europe, the Company's success with Palmolive Aromatherapy liquid hand soap and shower gels is now being extended into the deodorant category.

Spain


DESODORANTES
AROMA
THERAPY
Anti-Stress · Sensual



filled their prescriptions. Growing market shares for Colgate Total toothpaste, particularly among diabetics, indicate the campaign is working well.

Similarly, at Hill's, researchers found that clinic waiting rooms provide an additional opportunity to visually demonstrate product benefits and prompt discussion with the veterinarian. For example, in 600 veterinary hospitals across the U.S., a before and after video demonstrating the effects of Prescription Diet j/d Canine pet food for improving a dog's mobility is leading to increased interest and product trial.

Shopper insights are also influencing distribution strategies. In Poland, for example, Colgate focused on gaining distribution in small cosmetic shops after learning that consumers frequent these stores to learn about personal care products even though they often buy them elsewhere.

With over a billion consumers on-line globally, Colgate is using the Internet more and more to reach, interact with and educate consumers. In the U.S., one especially successful initiative involved placing a Colgate Total television commercial featuring Brooke Shields on the Yahoo home page. Research indicated that many of the 16 million people the ad reached went to the Colgate web site to find out more about Colgate toothpaste.

Colgate's integrated marketing communications span all forms of media and promotions, from traditional TV ads and in-store displays to Internet contests and event sponsorships. Connecting with consumers in all aspects of their lives is key to Colgate's continued success.

Absolute Focus on The Profession




PRESCRIPTION DIET
Canine
j/d
NET WT • POIDS NET • PESO NETO
14 3/4 oz (418 g)
Colgate 360°

Recommendations from professionals drive product trial and long-term loyalty. Colgate's long-standing relationships with dental and veterinary professionals greatly contribute to the Company's growing market shares in oral care and pet nutrition.

In oral care, toothpaste market shares grew in key countries around the world during 2006, continuing Colgate's steady growth and extending its global leadership. Over the past decade, Colgate's global toothpaste market share has increased almost eight percentage points and Colgate is now the market leader in 53 of the 71 largest toothpaste markets worldwide.

To strengthen its relationships with dental professionals, Colgate follows a 10-point plan that addresses key areas encouraging more product usage and recommendations. These include guidelines on professional sales, sampling, obtaining dental seals of approval, attending dental conventions, Oral Health Month and others.

In the past three years, Colgate has more than tripled its dental sales force in its top 20 markets. The Company has also more than doubled the number of dental offices where it delivers Colgate products for use and sampling, now reaching more than 65% of dental offices in these markets.

As a result of such activities, in the past five years, Colgate toothpaste has become the brand recommended most often by dentists in 15 additional countries, bringing the total to 37 worldwide.

To gain more toothbrush recommendations and usage by dentists, Colgate is introducing globally a new portfolio of manual toothbrushes, including new Colgate 360° Sensitive. These products respond to what dentists want most in a brush, such as a smaller, more compact head for better cleaning, and softer bristles. As with toothpaste, professional tracking surveys indicate that Colgate is growing the number of countries in


800 189 612
Una vita sana inizia con un cibo sano
Hill's
Una vita sana inizia con un cibo sano
Hill's
Stagione della Prevenzione
Chiama il numero verde
800 189 612

Partnering With The Veterinary Community To Promote Preventive Health For Pets

In Italy, Hill's partnered with the Italian Veterinary Association to implement an integrated marketing campaign, called Season of Prevention, to encourage consumers to feed their pets Science Plan and visit their veterinarian for preventive checkups. The program, endorsed by Italy's National Ministry of Health, included a variety of branded materials and a Hill's-trained staff person to provide information on the nearest local veterinarian participating in the program.

Hill's Italy

Strengthening Relationships With Dental Professionals

To encourage dentists to make Colgate oral care products an integral part of their practice and ensure that Colgate is the brand they recommend most, Colgate conducts a variety of activities. For example, during a sales blitz day, Colgate and distributor salespeople team up to call as many dental offices as they can in one day. These sessions generate considerable sales and add substantially to the direct contact Colgate has with the practices. In Australia, such activities have made Colgate the brand recommended most often by dentists and contributed to record-high toothpaste market shares for the year.

Australia


Colgate
Savacol
Savacol
Colgate
Sensitive
Colgate
Sensitive
Colgate
Sensitive
Colgate
Total 12

which Colgate toothbrushes are the brand recommended most often and used most often by dentists.

Similarly, in the pet nutrition category, Hill's market shares have risen as the result of initiatives encouraging the recommendation of veterinarians. As part of its ongoing commitment to provide practitioners with professional education and support, Hill's sponsors numerous conferences around the world, and Hill's experts make frequent presentations at veterinary colleges and gatherings. In Japan alone, some 1,500 veterinary professionals attended a Hill's series of symposia on pet dermatology and nutrition in 2006. As a result of initiatives like these, veterinary endorsements continue to strengthen around the world.

Colgate plans to continue to invest in these kinds of activities to further enhance its standing in these professional communities and drive market share gains worldwide.

Strengthening Growth Worldwide...

Absolute Focus on Our Customers





Irish Spring
Original
AJAX
Professional
DOUBLE POWER

Providing excellent service to retail customers is an important part of the Company's focus on business basics. Colgate works closely with trade partners to jointly grow category sales. The Company is strengthening these relationships using a number of initiatives.

A key one is the development of multifunctional selling teams that have been organized for all major trade customers around the world. These teams consist of Colgate professionals specializing in different functions (i.e., sales, finance, customer service, logistics) to serve each customer's multidisciplinary needs. The team collaborates with the customer to share expertise and develop the most efficient ways of growing categories by identifying the right mix of products, determining how best to promote them and how to better use resources.

For example, in Brazil, after learning that the majority of consumers using hair conditioner buy the same brand of shampoo, Colgate worked with a large retailer to rearrange the shelves so that hair care products are displayed by brand and not by type of product.

To assess progress and improve customer service, Colgate has undertaken a global customer survey that asks customers to provide feedback about Colgate's performance across various functions, such as logistics, category management, joint marketing and others. Survey responses have enabled Colgate to make improvements and double its leading supplier positions in the past five years versus key competitors in the 15 countries surveyed thus far.





Colgate
Palmolive
AROMA THERAPY
BISCOCHO'S
GEN. MDSE
Palmolive
Naturals
AXION

Driving Growth Through Greater Focus On Small Rural Shops

Contributing to Colgate's growing market shares are programs, products and packaging tailored to small stores, mainly in rural areas, where store owners often have a major influence on the brands their customers purchase.

Philippines

Working Together To Grow Oral Care Sales

Colgate Mexico and Wal-Mart are collaborating to increase oral care volume by incorporating the oral care department into Wal-Mart's "Healthcare and Nutrition Center" just in front of the Wal-Mart pharmacy. The program grew out of an insight that shoppers often go directly to the pharmacy to get their prescriptions filled and they associate the pharmacy area with products that promote good health. Dental students provide professional expertise and product advice for shoppers and, nearby, an interactive kiosk offers shoppers Colgate-branded information on oral care issues.

Mexico


WAL★MART
Colgate®
360°
Limpieza superior para toda tu boca
Exclusivo limpiador de lengua
Siéntelo !
Rx
Colgate

Because small stores are equally important, Colgate's goal is to have its brands on shelves everywhere, working in partnership with wholesalers and other distributors. For example, Colgate products are now available in over five million small shops in China and India. This strategy is already paying off in Russia where expanding distribution into small shops greatly contributed to achieving new market leadership in toothpaste.

Colgate understands that the same consumer behaves differently when shopping in different retail environments. In Europe, for example, Colgate often introduces new variants of products in a hypermarket first because consumers shop there at a more leisurely pace and are more willing to spend time with new items than in the rush of getting more immediate necessities in a supermarket.

Similarly, in India, when Colgate learned that 25% of shoppers in small stores ask for "toothpaste" rather than a specific brand and that consumers respect the store owner's advice, Colgate initiated a rewards program for small store owners encouraging their loyalty and recommendation of Colgate products.

Colgate is focused on further strengthening its relationships with retailers of all sizes to drive growth worldwide.

Innovating Everywhere




Palmolive
Scrub Buster
MicroBeads
Sensitive
Colgate
Whitening

Strong emphasis on innovation across all functions and activities is a key Colgate strategy for delivering profitable growth. While developing innovative new products remains a cornerstone, developing innovative ways to become more efficient, to reach new consumers and to use technology is equally important.

The formal process of new product innovation is centered in nine category innovation centers around the world that develop concepts and ideas based on insights into consumer behaviors. In addition, in 2006 Colgate established two long-term innovation centers, one focused on oral care based in New York and one on the Hill's Pet Nutrition business in Topeka, Kansas. These centers are focused on identifying opportunities going out three to five years.

Colgate's new Global Big Hits process is identifying new products with the greatest growth potential and strategic value and then providing those initiatives with additional support to get them to market faster. This support includes monthly meetings with key members of senior management where projects are reviewed and approved, incremental resources identified, and consumer learnings discussed and incorporated into future action. Among products recently nurtured by this process are a new dish liquid in the U.S., Palmolive Scrub Buster with Micro Beads, formulated with visible beads suspended in the liquid, and the Ajax Professional line of degreaser spray cleaners in Europe.

To help Colgate people develop their creative thinking skills, Colgate offers a new training course "Personal Creativity for Innovation," designed to encourage a creative environment and to generate

New Breakthrough Formula Providing Superior Moisturization In Body Cleansing

To meet consumers' desires for superior moisturization, Colgate scientists developed the breakthrough technology used in new Softsoap Brand Pure Cashmere shower gels and liquid hand soaps. Marketed under the Palmolive name outside the U.S., the premium-priced products, enriched with cashmere extracts and moisturizing cream, are generating incremental market share growth in all countries where they have been launched. Pictured here, Senior Technical Associate Subhash Harmalker and Scientist Kathryn Ash evaluate skin hydration levels.

Global


Hydration Measurements
Treatments


Innovation Day
See the Future
GLOBAL INNOVATION FUND

Fostering Innovation Everywhere

Colgate's newly established Global Innovation Fund awards seed money to selected projects submitted by employees across all business functions. In 2006, 73 ideas were selected for funding and are being actively developed by the employees who submitted them. Pictured here, award recipients share their ideas with colleagues at an Innovation Day Fair.

Global


Natural Oral Care
natural care
Tom's
of Maine
Coloring and Activity Book

Innovation From New Retail Channels

With the 2006 acquisition of Tom's of Maine, a leader in the fast-growing Naturals segment in the U.S., Colgate has strongly entered a completely new channel of distribution and is the only global oral care company in that channel.

United States



Process Innovation Driving Increased Sales Effectiveness

A new sales portal, or home page, on Colgate's intranet site has streamlined daily business processes for Colgate salespeople worldwide. Pictured above, Colgate Account Business Manager Crystal Hill logs on to her customized home page to identify critical business issues quickly so she knows where to focus her attention for the day.

Global

more ideas. In 2006, almost 100 people across different functional areas in all regions were certified to teach the course, which is currently rolling out worldwide.

One especially innovative project at Hill's is a new system for faster clinical data collection, significantly increasing the speed-to-market of new products by reducing the clinical development time for substantiating safety and efficacy. This is doubling the number of studies capable of being conducted annually, and allowing new claims to be made in advertising and on packaging faster than before.

Colgate is also capitalizing on technology to learn about consumers in new ways. For example, the Company is using Internet blogging to better understand young men's grooming habits and their interest in product attributes, details that are beneficial in the marketing of Mennen Speed Stick deodorants. Internally, Colgate is using global web casts to communicate broad consistent messages to employees. In some web casts as many as 50 countries are connected in real time with the ability to interact.

As innovation in all areas expands, so too does Colgate's ability to deliver strong profitable growth.

Strengthening Growth Worldwide...

Efficiency in Everything





Softsoap
Suavitel
Ultra

Year after year, focusing on efficiency is a top priority at Colgate. The effort incorporates wide-ranging initiatives that are streamlining the business and increasing profitability today and for the future.

Some of these initiatives include more efficient ways to spend promotion money, reorganization of the supply chain, a new global procurement organization, establishing a global business services function to support subsidiaries and working closely with business partners.

One important initiative launched this year is Colgate Business Planning, a planning and execution process designed to grow both market share and margins through more efficient and effective consumer and trade spending. Supported by customized SAP software, this process ensures a consistent approach to commercial investment worldwide and a global focus on maximizing the return on that investment.

In 2006, more than 1,700 Colgate people in over 60 countries completed training and began to use software developed to collect and assess the country-by-country return on investment results for promotional spending. In four lead markets, nine in-depth analyses termed "deep dives" were undertaken to study



chase
FREE
Colgate
Whitening
TARGET

New Colgate Business Planning Process Driving Greater Efficiency

The global rollout of Colgate Business Planning, a new commercial planning and execution process supported by customized SAP software, began in 2006. In-depth analyses of return on investment from promotional activity at the customer and brand level, known as "deep dives," were performed at key customers in four lead markets. Learnings have been built into existing business plans and are being leveraged globally. Pictured here, Colgate salespeople Jennifer Britton, James Cushman and Prem Shunmugavelu compare promotion results at Target in the United States.

United States


PROCUREMENT
DRIVING
TEAM
EFFECTIVENESS
Spend Management
Works
CP-Colombia

Spend Management Teams Generating Procurement Savings Worldwide

Thirty-two global spend management teams responsible for purchasing direct and indirect materials are a key part of Colgate's new global procurement organization, which is generating millions of dollars in savings each year. Pictured above, team members from around the world undergo training.

Global

Global Procurement Savings
($ millions pretax)


$200
160
120
80
40
0
140
150
190
'04
'05
'06


Expect More.
Pay Less.
B11
Toothpaste
Toothbrushes
Special
Purchase
TARGET

promotional activity at the customer and brand levels. Key learnings were shared globally and incorporated into the 2007 budget process. For example, analysis in Mexico at Wal-Mart showed that bonus packs produced a greater return than price reductions. As a result, promotional activities for the remainder of the year were revised.

Led by a cross-functional global team, full implementation of Colgate Business Planning is well under way in nine countries, expanding to 16 countries by the end of 2007. Where implemented, the new process has already begun to strengthen customer partnerships by providing retailer-specific return on investment data on promotion performance, category by category.

Another way Colgate is becoming more efficient is by moving toward a truly global supply chain. Manufacturing for products in key categories will be concentrated in a few strategic sites that will replace older facilities. For example, in oral care, two new state-of-the-art facilities are under construction, one in Morristown, Tennessee to serve North America and one in Swidnica, Poland to serve Europe. By delivering more standardized quality products at lower costs to broader regions, there is greater opportunity for savings.

Reorganization is also taking place with procurement so that nearly everything Colgate buys will be purchased by procurement professionals. With a goal of leveraging global resources to obtain the lowest possible pricing, the new structure includes the formation of 32 spend management teams, organized by categories of purchases, and a strategic partnership with IBM for certain indirect purchases.

In another initiative, Colgate is building the infrastructure to globalize, standardize and optimize processes that support Colgate's business units. Called Global Business Services, the initiative is expected to generate significant savings and increase operational effectiveness for a range of support services. The first global business services went live in 2006 for North America covering procurement and accounts payable, with the global rollout of these services and others planned for 2007.

By focusing on these initiatives and others, Colgate is on track to achieve the goals set by its business-building and restructuring program that will set the stage for future growth.

Strengthening Growth Worldwide...

Caring for Our Communities




Teacher's Guide
The Legend of Tooth Kingdom
My Bright Smile
Know What To Do!
Colgate

As one of Colgate's three global values, Caring is reflected in every aspect of the Company's business and is fundamental to its continued success. At Colgate, caring for communities around the world includes offering everything from educational programs to free health services to other opportunities for personal growth.

As part of Colgate's 200th anniversary celebration, the Company, in partnership with the World Health Organization's Global Child Dental Health Taskforce, is creating 30 Oral Health Centers of Excellence over the next five years to provide education and preventive services to children and adults all over the world. This will include distribution each year of 30 million dental health packs containing toothpaste and toothbrushes for under-served communities. The program is already under way in nine countries, including China, India, Mexico and South Africa.

Colgate's comprehensive oral health initiative, Oral Health Month, is now celebrated annually in nearly every Colgate subsidiary around the world. In China, for example, partnering with key Chinese dental authorities, Colgate provided free dental checkups and distributed samples

Providing Oral Health Education To Millions Of Children Annually

Colgate's largest and most comprehensive global oral health initiative, Bright Smiles, Bright Futures, reaches 50 million children annually in 80 countries. In the United States, the program has announced a goal to have reached 100 million children by 2010. Dr. Marsha Butler, Global Oral Health and Professional Relations, hosted the 2006 kickoff event to the 100 Million Smiles campaign, which includes oral care van visits to cities around the country where children receive oral health information, free dental screenings and treatment referrals.

United States


Colgate
PLAQUE MONSTER

Promoting Healthy Habits Worldwide

Good hand-washing habits are one of the most effective ways of preventing the spread of disease and infection. Colgate partners with public health officials worldwide to promote its global "Clean Hands, Good Health" program, which features Protex antibacterial soap. Colgate has expanded this program each year since its inception in 2000 to reach more than 20 million children on five continents annually. Below, health educator Nomvano Plank instructs South African children on proper hand-washing techniques.

South Africa


Protex
8 Steps to clean hands
When to Wash Your Hands
Daily Programme

and educational materials in schools and other places across 85 cities. Similarly, in the Philippines, over ten thousand children participated in a "Mega Brushing" event to heighten community awareness of the importance of cavity protection.

Another top priority at Colgate is to provide effective HIV/AIDS education and awareness to Colgate people and their families. In South Africa, for example, the Company organizes World AIDS Day activities and Family Day for Colgate employees to provide discussion and educational information on disease prevention.

A major initiative in the U.S. is Colgate's partnership with Reading Is Fundamental, a leading children's literacy nonprofit organization. The 2006 campaign "Healthy Bedtime Habits For a Lifetime" focuses on reading and brushing and includes a web site with games for kids, information for parents, and a place where children can log their brushing times and earn a free battery-powered Colgate toothbrush.

Through activities like these, Colgate is demonstrating its strong commitment to helping improve the lives of people in communities around the world.

Global Financial **Review**


natural
whole care
Tom's
NEW!
Softsoap
Pomegranate
& Mango
NIEUW
NOUVEAU
Soupline
AROMA
THERAPY

Contents


Colgate
Maximum
Cavity
Protection

Dollars in Millions Except Per Share Amounts

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Colgate-Palmolive Company seeks to deliver strong, consistent business results and superior shareholder returns by providing consumers, on a global basis, with products that make their lives healthier and more enjoyable.

To this end, the Company is tightly focused on two product segments: Oral, Personal and Home Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These product categories are prioritized based on their capacity to maximize the use of the organization's core competencies and strong global equities and to deliver sustainable long-term growth.

Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each region. The Company competes in more than 200 countries and territories worldwide, with established businesses in all regions contributing to the Company's sales and profitability. This geographic diversity and balance helps to reduce the Company's exposure to business and other risks in any one country or part of the world.

The Oral, Personal and Home Care segment is operated through four reportable operating segments, North America, Latin America, Europe/South Pacific and Greater Asia/Africa, which sell to a variety of retail and wholesale customers and distributors. In the Pet Nutrition segment, Hill's also competes on a worldwide basis selling its products principally through the veterinary profession and specialty pet retailers.

On an ongoing basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include market share, sales (including volume, pricing and foreign exchange components), gross profit margin, operating profit, net income and earnings per share; and measures to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators, as well as the Company's corporate governance practices (including the Company's Code of Conduct), are used to ensure that business health and strong internal controls are maintained.

To achieve its financial objectives, the Company focuses the organization on initiatives to drive growth and to fund growth. The Company seeks to capture significant opportunities for growth by identifying and meeting consumer needs within its core categories, in particular by deploying valuable consumer and shopper insights in the development of successful new products regionally which are then rolled out on a global basis. Growth opportunities are enhanced in those areas of the world in which economic development and rising consumer incomes expand the size and number of markets for the Company's products.

The investments needed to fund this growth are developed through continuous, corporate-wide initiatives to lower costs and increase effective asset utilization. The Company also continues to prioritize its investments toward its higher-margin businesses, specifically Oral Care, Personal Care and Pet Nutrition. The Company purchased Tom's of Maine, Inc. in the second quarter of 2006. This acquisition allowed the Company to enter the fast growing health and specialty trade channel where Tom's of Maine toothpaste and deodorant are market leaders. In 2004, the Company completed its acquisition of GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland.

Consistent with the Company's strategy to prioritize higher-margin businesses, in the fourth quarter of 2006 the Company announced its agreement to sell its Latin American and Canadian bleach brands. The transaction closed in Canada during the fourth quarter of 2006. The Latin American transaction is expected to close during the first half of 2007. Also, consistent with this strategy the Company divested its North American and Southeast Asian heavy-duty laundry detergent brands during 2005.

In December 2004, the Company commenced a four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses. As part of this program the Company anticipates the rationalization of approximately one-third of the Company's manufacturing facilities, closure of certain warehousing facilities and an estimated 12% workforce reduction. The cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the phases are approved and implemented, totaling between \$750 and \$900 (\$550 and \$650 aftertax). Savings are projected to be in the range of \$325 and \$400 (\$250 and \$300 aftertax) annually by 2008.

Dollars in Millions Except Per Share Amounts

Looking forward into 2007, while the Company expects market conditions to remain highly competitive, the Company believes it is well positioned for continued growth. As further explained in the Outlook section on page 29 of this report, over the long-term, the Company's continued focus on its consumer products business and the strength of its global brand names, its broad international presence in both developed and developing markets, and its strong capital base all position it to take advantage of growth opportunities and to increase profitability and shareholder value.

Results of Operations

Net Sales

Worldwide sales were $12,237.7 in 2006, up 7.5% from 2005 driven by unit volume gains of 5.5%, net selling price increases of 1.5% and a positive foreign exchange impact of 0.5%. Excluding the impact of the 2005 divestment of the Company's heavy-duty laundry detergent business in North America and Southeast Asia, sales increased 9.0% in 2006 on volume growth of 7.0%.

Sales in the Oral, Personal and Home Care segment were $10,568.6 in 2006, up 7.0% from 2005 driven by volume growth of 5.0%, net selling price increases of 1.0% and a positive foreign exchange impact of 1.0%. Excluding the impact of the 2005 divestments of the Company's heavy-duty laundry detergent business in North America and Southeast Asia, sales increased 9.0% on volume growth of 7.0%. The May 2006 acquisition of Tom's of Maine, Inc. did not have a material impact on reported sales, net income and earnings per share for the year ended December 31, 2006.

Sales in Pet Nutrition were $1,669.1 in 2006, up 10.0% from 2005 driven by volume growth of 6.0% and net selling price increases of 4.5%, offset by a 0.5% negative impact of foreign exchange.

In 2005, worldwide sales were $11,396.9. Sales increased 7.5% from 2004 driven by volume gains of 5.5%, an increase in net selling prices of 0.5% and a positive foreign exchange impact of 1.5%.

Gross Profit

Gross profit margin was 54.8% in 2006, 54.4% in 2005 and 55.1% in 2004. In 2006, Gross profit benefited from higher pricing, a continued focus on cost-savings programs and the shift toward higher margin products, which more than offset the impact of higher raw and packaging material costs and increased restructuring charges. Restructuring charges of $196.2 for the year ended December 31, 2006, which related to accelerated depreciation and certain employee termination benefits under the 2004 Restructuring Program, were included in Cost of sales. Cost of sales for the year ended December 31, 2005 included restructuring charges of $100.2. These charges lowered the reported gross profit margin by 160 basis points (bps) and 90 bps in 2006 and 2005, respectively.

The reduction in gross profit margin in 2005 from 2004 was driven by costs associated with the Company's ongoing 2004 Restructuring Program. In 2005, the benefits from higher pricing, the Company's shift towards higher margin oral care products and cost-savings programs more than offset the impact of higher raw and packaging material costs.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring Activities" below and Note 4 to the Consolidated Financial Statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were 35.6% in 2006, 34.4% in 2005, and 34.2% in 2004. The 120 bps increase in 2006 was driven by higher levels of advertising (30 bps), charges related to the Company's 2004 Restructuring Program (40 bps) and incremental stock-based compensation expense recognized as a result of adopting Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R) (60 bps). During 2006, the increase in gross profit margin and other savings programs funded an increase in advertising of 11% to $1,320.3, on top of a 12% increase in 2005, to $1,193.6, supporting new product launches and helping increase market shares throughout the world. Selling, general and administrative expenses as a percentage of sales in 2005 only increased by a net 20 bps despite a 40 bps increase in advertising as ongoing cost-savings programs more than offset increases in shipping and handling costs (30 bps) and selling and marketing costs (10 bps).

Other (Income) Expense, Net

Other (income) expense, net was $185.9, $69.2, and $90.3 in 2006, 2005 and 2004, respectively. The components of Other (income) expense, net are presented below:

	2006	2005	2004
Minority interest	**$ 57.5**	$ 55.3	$ 47.9
Amortization of intangible assets	**16.3**	15.6	14.3
Equity (income)	**(3.4)**	(2.0)	(8.5)
Gains on sales of non-core product lines, net	**(46.5)**	(147.9)	(26.7)
2004 Restructuring Program	**153.1**	80.8	65.3
2003 restructuring activities	**—**	—	2.8
Pension and other retiree benefits	—	34.0	—
Investment losses (income)	**(5.7)**	19.7	(8.7)
Other, net	**14.6**	13.7	3.9
Total Other (income) expense, net	**$185.9**	$ 69.2	$ 90.3

As noted in the preceding table, Other (income) expense, net in 2006 included a gain on the sale of the Company's household bleach business in Canada, which was more than offset by increased restructuring charges related to the Company's 2004 Restructuring Program of $153.1.

Investment losses (income) consisted of gains and losses on foreign currency contracts, principally due to declines and increases in the fair value of foreign denominated deposits which are economic hedges of certain foreign currency debt but do not qualify for hedge accounting.

Other (income) expense, net in 2005 included a gain on the sale of heavy-duty laundry detergent businesses in North America and Southeast Asia, which was partially offset by charges related to the Company's 2004 Restructuring Program and pension and other retiree benefits. The charges associated with certain pension and other retiree benefits were primarily a result of the con-

Dollars in Millions Except Per Share Amounts

version of one of the Company's international pension plans to a defined contribution plan for all eligible participants and a lump sum payment of normal retirement benefits associated with a retirement plan in the U.S. as required by Statement of Financial Accounting Standard (SFAS) No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS 88).

Other (income) expense, net in 2004 included charges of $65.3 related to the Company's 2004 Restructuring Program and a gain of $26.7 on the sale of certain detergent businesses in Latin America.

Operating Profit

In 2006, Operating profit decreased 2% to $2,160.5 as compared with an increase of 4% in 2005 to $2,215.0 from $2,122.1 in 2004. All years presented benefited from sales growth and cost-saving initiatives. The decrease in 2006 was primarily due to an increase in restructuring charges of $212.6, lower gains on sale of non-core brands of $101.4 and incremental stock-based compensation expense of $69.8 recognized as a result of adopting SFAS 123R, partially offset by a higher gross profit margin.

Gains on sale of non-core product lines of $46.5, $147.9 and $26.7 recognized in 2006, 2005 and 2004, respectively, were more than offset by restructuring charges related to the Company's 2004 Restructuring Program of $395.4, $182.8 and $68.7 in 2006, 2005 and 2004, respectively. In addition, Operating profit included $34.0 of charges related to the remeasurement of certain pension obligations in 2005 and $19.7 of business realignment cost in 2004.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring Activities" below and Note 4 to the Consolidated Financial Statements.

Interest Expense, Net

Interest expense, net was $158.7 in 2006, compared with $136.0 in 2005 and $119.7 in 2004. Interest expense, net was higher in 2006 due to an increase in average interest rates to approximately 5.0% from approximately 4.0% in 2005. Higher interest rates and higher average debt levels primarily to finance the GABA acquisition resulted in increased interest expense in 2005. In 2004, low interest rates allowed the Company to lower interest expense despite increased debt levels resulting from the GABA acquisition.

Income Taxes

The effective income tax rate was 32.4% in 2006, versus 35.0% in 2005 and 33.7% in 2004. The 2006 effective tax rate was increased as a result of the lower effective tax rate on restructuring charges (80 bps) and decreased by a lower effective tax rate on the sale of the household bleach business in Canada (30 bps).

The 2005 effective tax rate was impacted by $40.9 of income taxes (200 bps) for the incremental repatriation of $780 of foreign earnings related to the American Jobs Creation Act of 2004 (the AJCA) as well as the lower effective tax rate on charges incurred in connection with the Company's 2004 Restructuring Program (130 bps), which in total increased the reported effective tax rate by 330 bps.

Both years benefited from the Company's global tax planning strategies which are reflected principally in overseas earnings being taxed at lower rates.

The impact of the 2004 Restructuring Program on the effective income tax rate for an individual period will depend upon the projects and the related tax jurisdictions involved. The tax benefit derived from the charges incurred in 2006, 2005 and 2004 for the 2004 Restructuring Program was at a rate of 27.6%, 20.6% and 30.1%, respectively. Over its duration, charges associated with the 2004 Restructuring Program are projected to generate tax benefits at a rate between 25% and 30%.

For additional information regarding the Company's income taxes refer to Note 11 to the Consolidated Financial Statements.

Net Income

Net income was $1,353.4 in 2006 or $2.46 per share on a diluted basis compared with $1,351.4 in 2005 or $2.43 per share and $1,327.1 in 2004 or $2.33 per share. Net income in 2006 included $38.2 ($0.07 per share) of gains on the sale of the household bleach business in Canada which was more than offset by $286.3 ($0.52 per share) of charges related to the Company's 2004 Restructuring Program and $48.1 ($0.09 per share) of incremental stock-based compensation charges due to the adoption of SFAS 123R. In 2005, Net income was impacted by a net aftertax charge of $115.2 ($0.21 per share) resulting from restructuring charges, gains on sales of certain non-core brands, income tax expense for the incremental repatriation of foreign earnings related to the AJCA and certain pension charges. Net income in 2004 includes an aftertax charge of $48.0 ($0.09 per share) associated with the initial phase of the 2004 Restructuring Program.

Segment Results

Effective January 1, 2006, the Company modified the geographic reporting structure of its Oral, Personal and Home Care segment in order to address evolving markets and more closely align countries with similar consumer needs and retail trade structures. Management responsibility for Eastern European operations, including Russia, Turkey, Ukraine and Belarus, was transferred to Greater Asia management and responsibility for operations in the South Pacific, including Australia, was transferred to European management. The financial information for 2005 and 2004 has been reclassified to conform to the new reporting structure.

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Management evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

Dollars in Millions Except Per Share Amounts

Worldwide Net Sales by Business Segment and Geographic Region

	2006	2005	2004
Oral, Personal and Home Care			
North America[1]	$ 2,590.8	$ 2,509.8	$ 2,378.7
Latin America	3,019.5	2,623.8	2,266.0
Europe/South Pacific	2,952.3	2,845.9	2,759.4
Greater Asia/Africa	2,006.0	1,897.2	1,747.0
Total Oral, Personal and Home Care	10,568.6	9,876.7	9,151.1
Pet Nutrition[2]	1,669.1	1,520.2	1,433.1
Total Net sales	$12,237.7	$11,396.9	$10,584.2

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,211.2, $2,124.2 and $2,000.3 in 2006, 2005 and 2004, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $897.9, $818.1 and $781.0 in 2006, 2005 and 2004, respectively.

Worldwide Operating Profit by Business Segment and Geographic Region

	2006	2005	2004
Oral, Personal and Home Care			
North America	$ 550.1	$ 545.7	$ 530.1
Latin America	872.9	698.0	627.7
Europe/South Pacific	681.2	619.8	611.5
Greater Asia/Africa	278.7	245.5	237.6
Total Oral, Personal and Home Care	2,382.9	2,109.0	2,006.9
Pet Nutrition	447.9	412.8	389.7
Corporate	(670.3)	(306.8)	(274.5)
Total Operating profit	$2,160.5	$2,215.0	$2,122.1

North America

Net sales in North America increased 3.0% in 2006 to $2,590.8 on 3.5% volume growth and a 0.5% positive impact of foreign exchange, offset by a 1.0% reduction in net selling prices. Net sales, excluding the divested heavy-duty laundry detergent business increased 6.5% on volume gains of 7.0%. The May 2006 acquisition of Tom's of Maine, Inc. contributed 1.0% to North American sales and volume growth. In the U.S., new product activity contributed to growth across categories. Successful new products included Colgate Luminous Mint Twist toothpaste, Colgate 360° manual toothbrush, Softsoap Brand Decorative Collection liquid hand soap, Irish Spring MoistureBlast bar soap, Softsoap Brand Pure Cashmere moisturizing body wash and liquid hand soap, Fabuloso multi-purpose spray cleaner and Palmolive Oxy Plus Odor Eliminator dish liquid. In 2005, Net sales in North America increased 5.5% to $2,509.8 on volume gains of 4.0%, positive foreign exchange of 1.0% and increases in net selling prices of 0.5%. Net sales in 2005, excluding the divested heavy-duty laundry detergent business, increased 8.0% on volume gains of 6.5%.

Operating profit in North America increased 1% in 2006 to $550.1, even after the negative profit impact of the 2005 detergent divestment and increased commercial investment. In 2005, Operating profit in North America increased 3% to $545.7 as increased sales were partially offset by declines in gross profit margin reflecting increased raw and packaging material costs.

Latin America

Net sales in Latin America increased 15.0% in 2006 to $3,019.5 as a result of 10.0% volume growth, 4.0% higher pricing and 1.0% positive impact of foreign exchange. Every country in the region contributed to the very strong volume gains, led by Brazil, Mexico, Venezuela, Central America, Colombia, Argentina and Ecuador. Growth was driven by strong sales of Colgate Total, Colgate Sensitive, Colgate Max Fresh and Colgate Anti-Cavity toothpastes and the recent launch of Colgate 360° manual toothbrush. In other categories, Palmolive Nutri-Milk and Protex Oats bar soaps, Lady Speed Stick Double Defense deodorant, Palmolive Hydra Natura ActiFirm and Extra Dry body lotions and Palmolive Naturals expanded line of hair care products contributed to gains in the region. In 2005, Net sales in Latin America increased 16.0% to $2,623.8 as a result of 7.0% volume growth, increases in net selling prices of 4.0% and a positive foreign exchange impact of 5.0%. Net sales in 2005, excluding divested detergent businesses in Ecuador and Peru, increased 16.5% on volume gains of 7.5%.

Operating profit in Latin America increased 25% to $872.9 in 2006 and increased 11% to $698.0 in 2005. Both years benefited from increased sales and higher gross profit margins, which more than offset the increased level of advertising.

Europe/South Pacific

Net sales in Europe/South Pacific increased 3.5% in 2006 to $2,952.3 as a result of 4.0% volume growth and 0.5% positive impact of foreign exchange, offset by a 1.0% reduction in net selling prices. Net sales in 2006, excluding the 2005 divestments, increased 4.5% on volume gains of 5.0%. Volume gains in Australia, the United Kingdom, Denmark, Spain, Italy, Switzerland, Greece, Ireland, Poland, Hungary, Romania and the GABA business more than offset volume declines in Germany and France due to challenging economic conditions. Successful new products driving these gains included Colgate Time Control, Colgate Max Fresh and Colgate Sensitive Multi-Protection toothpastes. Recent innovations contributing to gains in other categories included Colgate 360° manual toothbrush, Colgate Plax Whitening mouth rinse, Palmolive Pure Cashmere, Palmolive BodYogurt and Palmolive Naturals with Olive Milk shower gels, and Ajax Professional Degreaser and Ajax Professional Double Power spray cleaners. In 2005, Net sales in Europe/South Pacific increased 3.0% to $2,845.9 on 4.5% volume growth, a 0.5% positive impact of foreign exchange and a 2.0% decline in net selling prices. Excluding divestments, Net sales in 2005 increased 3.5% on volume gains of 5.0%. The June 2004 acquisition of GABA contributed 4.0% to European/South Pacific sales and volume growth in 2005.

Operating profit in Europe/South Pacific increased 10% to $681.2 in 2006, as a result of volume growth and ongoing cost-control initiatives partially offset by an increased level of advertising. Operating profit in Europe/South Pacific increased 1% to $619.8 in 2005 reflecting volume growth and increased gross profit margins partially offset by an increased level of advertising.

Dollars in Millions Except Per Share Amounts

Greater Asia/Africa

Net sales in Greater Asia/Africa increased 5.5% in 2006 to $2,006.0 on volume gains of 2.5%, an increase in net selling prices of 2.0% and 1.0% positive impact of foreign exchange. Net sales, excluding the divested detergent business in Southeast Asia, increased 10.5% on volume gains of 7.5%. Strong volume gains were achieved in nearly every country in the region led by Malaysia, Thailand, Philippines, Vietnam, India, the Gulf States, South Africa, and Russia and the rest of the countries in the Commonwealth of Independent States. Successful new products driving the oral care growth included Colgate Max Fresh, Colgate Sensitive Multi-Protection, Colgate Anti-Cavity and Darlie Tea Care Mint toothpastes, and Colgate 360° manual toothbrush. New products contributing to growth in other categories in the region included Palmolive Nutri-Milk bar soap, Palmolive Naturals shampoo and conditioner, Protex Deo 12 bar soap and shower gel, and Lady Speed Stick Aloe deodorant. In 2005, Net sales in Greater Asia/Africa increased 8.5% to $1,897.2 on 8.0% volume growth, a 1.0% positive impact of foreign exchange and a 0.5% decline in net selling prices.

Operating profit in Greater Asia/Africa increased 14% in 2006 to $278.7 reflecting increased sales and gross profit margins, partially offset by an increased level of advertising. Operating profit grew 3% in Greater Asia/Africa to $245.5 in 2005 as a result of volume growth, which more than offset an increased level of advertising and higher shipping and handling costs.

Pet Nutrition

Net sales for Hill's Pet Nutrition increased 10.0% in 2006 to $1,669.1 on volume gains of 6.0% and an increase in net selling prices of 4.5%, offset by a 0.5% negative impact of foreign exchange. Strong sales of Science Diet Lamb Meal & Rice Recipe Large Breed dog food, Science Diet Lamb Meal & Rice Recipe Small Bites dog food and Science Diet Indoor Cat food continued to drive growth in the U.S. specialty retail channel. In the U.S. veterinary channel, Prescription Diet j/d Canine, the relaunch of Prescription Diet d/d Canine and Feline foods and a new chicken variety for Prescription Diet Feline r/d and w/d foods contributed to growth. Internationally, growth was strong led by Belgium, Germany, Denmark, Italy, the United Kingdom, Australia, Brazil, Taiwan and Russia. New pet food products contributing to the international growth included Prescription Diet j/d Canine, Prescription Diet Feline Chunks in Gravy pouches and Science Plan Neutered Cat, a new veterinary exclusive product. In 2005, Net sales for Hill's Pet Nutrition increased 6.0% to $1,520.2, driven by volume growth of 4.0%, an increase in net selling prices of 1.5% and positive foreign exchange of 0.5%.

Operating profit grew 9% in 2006 to $447.9 due to increased sales, partially offset by higher advertising spending. Operating profit in Pet Nutrition grew 6% to $412.8 in 2005 as a result of increased sales and gross profit margins, partially offset by higher advertising and increased shipping and handling costs.

Corporate

Operating profit (loss) for the Corporate segment was ($670.3), ($306.8) and ($274.5) for 2006, 2005 and 2004, respectively. Corporate operations include research and development costs, unallocated overhead costs, stock-based compensation related to stock options and restricted stock awards, restructuring and related implementation costs, and gains and losses on sales of non-core brands and assets. The components of Operating profit (loss) for the Corporate segment are presented below:

	2006	2005	2004
Gains on sales of non-core product lines, net	**$ 46.5**	$ 147.9	$ 26.7
2004 Restructuring Program	**(395.4)**	(182.8)	(68.7)
Pension and other retiree benefits	**—**	(24.8)	—
Adoption impact of SFAS 123R	**(69.8)**	—	—
Unallocated overhead cost and other, net	**(251.6)**	(247.1)	(232.5)
Total Corporate Operating profit (loss)	**$(670.3)**	$(306.8)	$(274.5)

The increase in Corporate Operating profit (loss) in 2006 as compared to 2005 was primarily driven by restructuring charges and incremental stock-based compensation, offset by lower gains on the sale of certain non-core brands. In 2005, Corporate operating expenses increased due to restructuring charges and the remeasurement of certain pension obligations as required by SFAS 88, offset by gains on the sale of heavy-duty laundry detergent brands in North America and Southeast Asia.

Restructuring Activities

2004 Restructuring Program

In December 2004, the Company commenced a four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses. As part of this program, the Company anticipates streamlining its global supply chain through the rationalization of approximately one-third of its manufacturing facilities and the closure of certain warehousing facilities and also plans to centralize its purchasing and other business support functions. Business-building initiatives include enhancing and reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets, and the consolidation of these organizations in certain mature markets. The 2004 Restructuring Program is expected to result in approximately a 12% workforce reduction.

The cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all phases are approved and implemented, totaling between $750 and $900 ($550 and $650 aftertax). Savings are projected to be in the range of $325 and $400 ($250 and $300 aftertax) annually by 2008. Over the course of the four-year 2004 Restructuring Program, it is estimated that approximately 50%-60% of the charges will result in cash expenditures. The estimated cost in 2007 is between $175 and $250 ($125 and $175 aftertax). While the Company believes the overall program will be completed within existing estimates, charges and savings may vary in a given year.

During 2004, in connection with the initial phase of the program, the Company announced the closing or reconfiguration of eight manufacturing facilities in North America, Greater Asia/Africa, Europe and Latin America and the realignment of marketing and sales organizations in Europe/South Pacific and Greater Asia/Africa. During 2005, the Company commenced additional projects, the more significant of which related to

Dollars in Millions Except Per Share Amounts

changes being implemented in its European and North American manufacturing networks. These changes will allow the Company to more cost effectively manufacture toothpaste, taking advantage of state-of-the-art technologies, and obtain cost-savings through the transfer of bar soap manufacturing to an established U.S. third party.

The Company plans to consolidate toothpaste production in Europe, which is currently located at five company sites, into a new state-of-the-art manufacturing facility in Poland. Upon completion of the consolidation project within the next year, toothpaste manufacturing is expected to cease at the Company's facilities in Salford, United Kingdom; Anzio, Italy; Brasov, Romania; Gebze, Turkey; and Halinow, Poland. Other manufacturing activities will continue at these sites, except the Salford facility, which is expected to be closed. In North America, the Company plans to phase down production at its Jeffersonville, Indiana plant with all production expected to cease by January 2008. The plan calls for transferring production of the Company's market leading Colgate Total toothpaste to a new state-of-the-art facility to be built in Morristown, Tennessee, and the relocation of other production and administrative services currently performed at Jeffersonville to other facilities. The Company's Kansas City, Kansas facility, formally the site of U.S. bar soap production, was closed in late 2006 and all production was transitioned to an established U.S. third-party manufacturer.

In 2006, the Company continued with the implementation of previously announced projects, most notably the changes being implemented in its European and North American manufacturing networks. In addition, the Company implemented several new projects including a voluntary early retirement program in the United States, enabling the Company to continue to re-align organizational resources consistent with its business-building goals. Also consistent with it global manufacturing strategy, the Company initiated the closure of its toothbrush facility in Puerto Rico.

For the years ended December 31, 2006, 2005 and 2004 restructuring and implementation related charges are reflected in the following income statement categories:

	2006	2005	2004
Cost of sales	**$196.2**	$100.2	$ 3.4
Selling, general and administrative expense	**46.1**	1.8	—
Other (income) expense, net	**153.1**	80.8	65.3
Total 2004 Restructuring Program charges pretax	**$395.4**	$182.8	$68.7
Total 2004 Restructuring Program charges aftertax	**$286.3**	$145.1	$48.0

Restructuring charges, in the preceding table, are recorded in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance.

Total 2006 charges relate to restructuring activities in North America (45%), Europe/South Pacific (19%), Latin America (4%), Greater Asia/Africa (7%), Pet Nutrition (1%) and Corporate (24%). Total program-to-date accumulated charges relate to restructuring activities in North America (39%), Europe/South Pacific (32%), Latin America (4%), Greater Asia/Africa (7%), Pet Nutrition (1%) and Corporate (17%). Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred total charges of $646.9 ($479.4 aftertax) in connection with the implementation of various projects.

The majority of costs incurred since inception relate to the following significant projects: the voluntary early retirement program in the U.S.; the announced closing of the Jeffersonville, Indiana oral care facility; the consolidation of toothpaste production in Europe; and exiting certain manufacturing activities in other categories in Portugal, Belgium, Denmark, Canada and Kansas City, Kansas.

The following table summarizes the activity for the restructuring charges discussed above and related accrual:

	Year Ended December 31, 2006				
	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Charges	$ 41.6	$ 3.3	$ 22.0	$ 1.8	$ 68.7
Cash payments	(1.4)	—	—	(1.4)	(2.8)
Charges against assets	—	(3.3)	(22.0)	—	(25.3)
Foreign exchange	1.5	—	—	—	1.5
Balance at December 31, 2004	$ 41.7	$ —	$ —	$ 0.4	$ 42.1
Charges	58.6	65.3	30.2	28.7	182.8
Cash payments	(47.8)	—	—	(23.4)	(71.2)
Charges against assets	(11.4)	(65.3)	(30.2)	(6.4)	(113.3)
Other	(1.4)	—	—	4.2	2.8
Foreign exchange	(4.4)	—	—	(0.1)	(4.5)
Balance at December 31, 2005	$ 35.3	$ —	$ —	$ 3.4	$ 38.7
Charges	212.7	91.5	6.6	84.6	395.4
Cash payments	(89.7)	—	—	(75.3)	(165.0)
Charges against assets	(98.4)	(91.5)	(6.6)	(6.7)	(203.2)
Other	(10.0)	—	—	5.2	(4.8)
Foreign exchange	3.5	—	—	0.1	3.6
Balance at December 31, 2006	$ 53.4	$ —	$ —	$ 11.3	$ 64.7

Dollars in Millions Except Per Share Amounts

Termination benefits are calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits incurred pursuant to the 2004 Restructuring Program include pension and other retiree benefit enhancements of $108.4 and $12.8 as of December 31, 2006 and 2005, respectively, and are reflected as Charges against assets and Other charges within Termination Benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets and an increase to other retiree benefit liabilities, respectively. During 2006 the Company made an $85.0 voluntary contribution to partially fund this obligation. The Company anticipates that it will make incremental cash contributions to its plans in order to fund these pension obligations over the duration of the 2004 Restructuring Program.

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that will be taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized.

Liquidity and Capital Resources

The Company expects cash flow from operations and existing credit facilities will be sufficient to meet foreseeable business operating and recurring cash needs (including dividends, capital expenditures, planned stock repurchases and restructuring payments). The Company's strong cash-generating capability and financial condition also allow it to access financial markets worldwide.

Cash Flow

Net cash provided by operations in 2006 was $1,821.5 as compared with $1,784.4 in 2005 and $1,754.3 in 2004. The increase in 2006 reflects the Company's improved profitability partially offset by changes in working capital, higher tax payments and increased spending related to the 2004 Restructuring Program.

The Company's working capital as a percentage of sales increased to 2.3% of sales in 2006 as compared with 1.7% of sales in 2005. The Company defines working capital as the difference between current assets (excluding cash and marketable securities, the latter of which is reported in other current assets) and current liabilities (excluding short-term debt). The Company's working capital changes were driven in part by increased inventory levels, higher accounts receivable balances and higher tax payments, offset by higher levels of payables and accruals. Inventory days coverage ratio increased to 69 in 2006 as compared to 61 in 2005, largely as a result of efforts to ensure continued product supply during factory closings related to the 2004 Restructuring Program. Higher balances in accounts receivables were due primarily to higher sales in the fourth quarter of 2006 and a slight increase in days sales outstanding over the prior year, partly due to timing. Higher tax payments were the result of improved profitability as well as the timing of payments. A portion of tax payments for calendar year 2005 were made in 2006, including tax payments of approximately $20 relating to the sale of the Company's Southeast Asian detergent brands in the fourth quarter of 2005.

Investing activities used $620.4 of cash during 2006 compared with uses of $220.7 and $1,090.4 during 2005 and 2004, respectively. The change over 2005 is primarily due to higher payments in 2006 associated with acquisitions versus higher proceeds in 2005 associated with divestitures, along with increased capital spending in 2006.

In 2006, the Company purchased 84% of the outstanding shares of Tom's of Maine, Inc. for approximately $100 plus transaction costs. Additionally, the Company increased its ownership interests in its Poland and Romania subsidiaries to 100% at a cost of approximately $95. In 2005, the Company increased its ownership interests in certain subsidiaries to 100% at a cost of $38.5, primarily related to its Malaysia subsidiary. In 2004, payments for acquisitions pertained to the purchase of 100% of the outstanding shares of GABA.

Consistent with the Company's strategy to prioritize higher margin businesses, investing activities include proceeds from the sale of certain non-core product lines. Investing activities reflect $55.0 of proceeds from the sale of the Company's Canadian bleach brands in 2006 and $215.6 of proceeds from the sale of the Company's Southeast Asian and North American heavy-duty detergent brands in 2005. Investing activities for 2004 include the Company's sale of certain non-core detergent brands in Latin America for an aggregate sales price of $37.0.

Capital expenditures were $476.4, $389.2 and $348.1 for 2006, 2005 and 2004, respectively. Capital spending is trending upwards as a result of the Company's multi-year restructuring and business-building program and continues to focus primarily on projects that yield high aftertax returns. Overall capital expenditures for 2007 are expected to increase to a rate of approximately 5% of Net sales.

Financing activities used $1,059.0 of cash during 2006 compared to $1,524.4 and $611.1 during 2005 and 2004, respectively. Financing activities in 2006 reflect higher proceeds from exercise of stock options, which more than offset an increase in common and preference stock dividend payments as well as higher share repurchases associated with the share repurchase programs authorized by the Board of Directors in 2006 and 2004. Additionally, debt increased $139.1, net of payments, in 2006 versus a decrease of $78.4, net of proceeds, in 2005.

In 2005, financing activities reflect a cash payment of $89.7 to an outside investor as a result of the discontinuation of a financing subsidiary of the Company. The Company previously had a financing subsidiary with outside equity investors, the purpose of which was to purchase some of the Company's receivables thereby giving the Company access to additional sources of capital. The subsidiary, including such receivables, was consolidated and the amounts invested by outside investors were reported as a minority interest.

Dividend payments in 2006 were $677.8, up from $607.2 in 2005 and $536.2 in 2004. Common stock dividend payments increased to $1.25 per share in 2006 from $1.11 per share in 2005 and $0.96 per share in 2004. The Series B Preference Stock dividend payments increased to $10.00 per share in 2006 from $8.88 per share in 2005 and $7.68 per share in 2004. Management currently intends to continue to pay dividends at increasing annual amounts per share from cash provided by operations.

Dollars in Millions Except Per Share Amounts

The Company repurchases common shares in the open market and in private transactions to maintain its targeted capital structure and to fulfill the requirements of its compensation and benefit plans. In October 2004, the Board of Directors authorized the Company to purchase up to 20 million shares of the Company's common stock through December 31, 2005 (the 2004 Program) and, in December 2005, the Board of Directors extended this authorization through March 31, 2006. The Company completed this program in the first quarter of 2006. In March 2006, the Board of Directors approved a new stock repurchase program (the 2006 Program), under which the Company may purchase up to 30 million common shares. Aggregate repurchases in 2006, including repurchases under the 2004 and 2006 Programs as well as other Board authorizations, were 15.0 million common shares for a total purchase price of $884.7. Aggregate repurchases for 2005 were 15.1 million common shares for a total purchase price of $796.2. Aggregate repurchases for 2004 were 12.4 million common shares for a total purchase price of $637.9.

Long-term debt increased to $3,497.1 as of December 31, 2006 as compared to $3,274.7 as of December 31, 2005 and total debt increased to $3,671.2 as of December 31, 2006 as compared to $3,446.2 as of December 31, 2005. The Company's long-term debt is rated AA– by Standard & Poor's and Aa3 by Moody's Investors Service. During 2005, the Company issued 250 million of Swiss franc-denominated five-year bonds (approximately $205 at the December 31, 2006 exchange rate) at a fixed rate of 1.9%.

Domestic and foreign commercial paper outstanding was $651.6 and $621.8 as of December 31, 2006 and 2005, respectively, and is denominated in U.S. dollars, Swiss francs and Canadian dollars. The maximum commercial paper outstanding during 2006 and 2005 was $1,400 and $1,715, respectively. These borrowings carry a Standard & Poor's rating of A-1+ and a Moody's Investors Service rating of P-1. At December 31, 2006 and 2005, commercial paper and certain current maturities of notes payable totaling $674.0 and $641.9, respectively, are classified as long-term debt, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its lines of credit that expire in 2011.

At December 31, 2006, the Company had access to unused domestic and foreign lines of credit of approximately $2,500 and also had $1,417.2 of medium-term notes available for issuance pursuant to an effective shelf registration statement. The Company's domestic lines of credit include a five-year revolving credit facility of $1,500.0 which was extended an additional year in the fourth quarter of 2006 and now expires in November 2011. These domestic lines are available for general corporate purposes and to support commercial paper issuance.

The ESOP notes guaranteed by the Company and certain credit facilities contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2006:

	Payments Due by Period						
	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt including current portion[1]	$3,463.8	$1,424.5	$163.0	$231.2	$295.4	$ 25.5	$1,324.2
Net cash interest payments on long-term debt[2]	1,615.9	210.9	107.4	95.6	85.5	75.8	1,040.7
Capitalized leases	33.3	26.2	1.1	1.1	1.0	1.0	2.9
Operating leases	529.8	117.0	104.1	87.7	66.7	51.2	103.1
Purchase obligations[3]	864.0	568.8	246.6	38.7	9.6	0.3	—
Total[4]	$6,506.8	$2,347.4	$622.2	$454.3	$458.2	$153.8	$2,470.9

(1) Long-term debt due in 2007 includes $674.0 of commercial paper and certain current maturities of notes payable that have been classified as long-term debt as of December 31, 2006, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its unused lines of credit that expire in 2011.

(2) Includes the net interest payments on fixed and variable rate debt and associated interest rate swaps. Interest payments associated with floating rate instruments are based on management's best estimate of projected interest rates for the remaining term of variable rate debt.

(3) The Company has outstanding purchase obligations with suppliers at the end of 2006 for raw, packaging and other materials in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding and that specify minimum quantity, price and term and do not represent total anticipated purchases.

(4) Long-term liabilities associated with the Company's postretirement plans are excluded from the table above due to the uncertainty of the timing of these cash disbursements. The amount and timing of cash funding related to these benefit plans will generally depend on local regulatory requirements, various economic assumptions (the most significant of which are detailed in "Critical Accounting Policies and Use of Estimates" below) and voluntary Company contributions. Based on current information, the Company does not anticipate having to make any mandatory contributions to its qualified U.S. pension plan until 2008. Management's best estimate of cash required to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2007 is approximately $57. In addition, the Company currently plans to make approximately $50 of voluntary contributions to the U.S. pension plans.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising in the ordinary course of business. While it is possible that the Company's cash flows and results of operations in a particular period could be materially affected by the one-time impact of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters will not have a material impact on the Company's financial position, or ongoing results of operations and cash flows.

Dollars in Millions Except Per Share Amounts

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selective borrowings in local currencies and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

As the Company markets its products in over 200 countries and territories, it is exposed to currency fluctuations related to manufacturing and selling its products in currencies other than the U.S. dollar. The Company's major foreign currency exposures involve the markets in Europe and certain Latin American countries, although all regions of the world are subject to foreign currency changes versus the U.S. dollar. The Company monitors its foreign currency exposures in these markets through a combination of cost-containment measures, selling price increases and foreign currency hedging of certain costs in an effort to minimize the impact on earnings of foreign currency rate movements.

The Company primarily utilizes currency forward contracts, cross-currency interest rate swaps, local currency deposits and local currency borrowings to hedge portions of its exposures relating to foreign currency purchases and assets and liabilities created in the normal course of business. From time to time, the Company hedges certain of its forecasted foreign currency transactions using forward contracts with durations no greater than 18 months.

Interest rate swaps and debt issuances are utilized to manage the Company's targeted mix of fixed and floating rate debt and to minimize significant fluctuations in earnings and cash flows that may result from interest rate volatility.

The Company is exposed to price volatility related to raw materials used in production. Futures contracts are used on a limited basis to manage volatility related to anticipated raw material inventory purchases. In 2006, the results of the Company's commodity hedging activities were not material.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA–/Aa3 or higher.

Value at Risk

The Company's risk management procedures include the monitoring of interest rate and foreign exchange exposures and hedge positions utilizing statistical analyses of cash flows, market value and sensitivity analysis. However, the use of these techniques to quantify the market risk of such instruments should not be construed as an endorsement of their accuracy or the accuracy of the related assumptions. Market exposures are evaluated using a value-at-risk (VAR) model and an earnings-at-risk (EAR) model that are intended to measure the maximum potential loss in interest rate and foreign exchange financial instruments, assuming adverse market conditions occur, given a 95% confidence level. Historical interest rates and foreign exchange rates are used to estimate the volatility and correlation of future rates.

The estimated maximum potential one-day loss in fair value of interest rate or foreign exchange rate instruments, calculated using the VAR model, is not material to the consolidated financial position, results of operations or cash flows of the Company in 2006 and 2005. The estimated maximum yearly loss in earnings due to interest rate or foreign exchange rate instruments, calculated utilizing the EAR model, is not material to the Company's results of operations in 2006 and 2005. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

For information regarding the Company's accounting policies for financial instruments and description of financial instrument activities, refer to Notes 2 and 7 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently finalizing its analysis of the impact on the Consolidated Financial Statements of adopting FIN 48 and believes that the impact, if any, will not be material.

Refer to Note 2 to the Consolidated Financial Statements for further discussion of recent accounting pronouncements.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the presentation of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors.

Dollars in Millions Except Per Share Amounts

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for shipping and handling costs and inventories.

- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of Selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs had been included in cost of sales, gross profit margin as a percent of sales would have decreased by 770 bps from 54.8% to 47.1% in 2006 and decreased by 750 bps and 720 bps in 2005 and 2004, respectively, with no impact on reported earnings.
- The Company accounts for inventories using both the first-in, first-out (FIFO) method (approximately 80% of inventories) and the last-in, first-out (LIFO) method (approximately 20% of inventories). There would have been no impact on reported earnings for 2006, 2005 and 2004 had all inventories been accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, stock options, asset impairment, tax valuation allowances, and legal and other contingencies.

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for U.S. plans was 5.80%, 5.50% and 5.75% as of December 31, 2006, 2005 and 2004, respectively. Discount rates used for the U.S. defined benefit and other postretirement plans are based on a yield curve constructed from a portfolio of high-quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the U.S. plans. For the Company's international plans, the discount rates are set by benchmarking against investment-grade corporate bonds rated AA or better. The assumed long-term rate of return on plan assets for U.S. plans was 8.0% as of December 31, 2006, 2005 and 2004. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rate of return. The historical rate of return for the U.S. plans for the most recent 15-year period was 9%. In addition, the current rate of return assumption for the U.S. plans is based upon a targeted asset allocation of approximately 33% in fixed income securities (which are expected to earn approximately 6% in the long-term), 63% in equity securities (which are expected to earn approximately 9.25% in the long-term) and 4% in real estate and other (which are expected to earn approximately 6% in the long-term).

  A 1% change in either the discount rate or the assumed rate of return on plan assets of the U.S. pension plans would cumulatively impact future Net income by approximately $10. A third assumption is the long-term rate of compensation, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.0% as of December 31, 2006, 2005 and 2004. (Refer to Note 10 to the Consolidated Financial Statements for further discussion of the Company's pension and other postretirement plans.)
- The most judgmental assumption in accounting for other postretirement benefits is the medical cost trend rate. The Company reviews external data and its own historical trends for health care costs to determine the medical cost trend rate. The assumed rate of increase is 10% for 2007, declining 1% per year until reaching the ultimate assumed rate of increase of 5% per year. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce Net income by approximately $4.
- Effective January 1, 2006, the Company adopted SFAS 123R, "Share-Based Payment," (SFAS 123R) using the modified prospective method. SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards under SFAS 123R. The weighted average estimated fair value of each stock option granted for the year ended December 31, 2006 was $10.30. The Black-Scholes model uses various assumptions to determine the fair value of options. These assumptions include expected term of options, expected volatility, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from independent third-party sources, changes in these inputs however, could result in significant changes in fair value. A one year change in term would result in a 15% change in fair value. A one percent change in volatility would change fair value by 4%.
- Asset impairment analysis performed for goodwill and intangible assets requires several estimates including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, significant changes in these estimates would have to occur to result in an impairment charge related to these assets. Asset impairment analysis related to certain fixed assets in connection with the 2004 Restructuring Program requires management's best estimate of net realizable value.

Dollars in Millions Except Per Share Amounts

- Tax valuation allowances are established to reduce tax assets such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.
- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the one-time impacts of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters will not have a material impact on the Company's financial position, or ongoing results of operations and cash flows. (Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.)

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. (Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.)

Outlook

Looking forward into 2007, while the Company expects market conditions to remain highly competitive, it believes it is well positioned for continued growth. It anticipates continuing to prioritize its investments in key categories and markets in order to further strengthen its competitive position and build market share. The 2004 Restructuring Program is designed to enhance the Company's global leadership position in its core businesses. As part of the 2004 Restructuring Program, the Company is in the process of streamlining its global supply chain, reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets and the consolidation of these organizations in certain mature markets. The savings and benefits from the 2004 Restructuring Program, along with the Company's other ongoing cost-savings and growth initiatives, are anticipated to provide additional funds for investment in support of key categories and new product development while also supporting an increased level of profitability.

However, as noted above, the Company operates in a highly competitive global marketplace that is experiencing increased trade concentration and industry consolidation. In addition, changes in economic conditions, movements in commodity prices and foreign currency exchange rates can impact future operating results as measured in U.S. dollars. In particular, economic and political uncertainty in some countries in Latin America and changes in the value of Latin American and European currencies may impact the overall results of these regions. Historically, the consumer products industry has been less susceptible to changes in economic growth than many other industries. Over the long-term, the Company's continued focus on its consumer products business and the strength of its global brand names, its broad international presence in both developed and developing markets, and its strong capital base all position it to take advantage of growth opportunities and to increase profitability and shareholder value.

Cautionary Statement on Forward-Looking Statements

In this report we may make statements that constitute or contain "forward-looking" information as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (SEC) in its rules, regulations and releases. Such statements may relate, for example, to sales or volume growth, earnings growth, financial goals, cost-reduction plans, estimated charges and savings associated with the 2004 Restructuring Program, and new product introductions among other matters. These statements are made on the basis of our views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. We caution investors that any such forward-looking statements we make are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in our forward-looking statements. For some of the factors that could impact our business and cause actual results to differ materially from forward-looking statements see Item 1A–Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on February 23, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Colgate-Palmolive Company:

We have completed integrated audits of Colgate-Palmolive Company's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 2, the Company changed the manner in which it accounts for share-based payment upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 123(R) on January 1, 2006. In addition, as disclosed in Note 2, the Company changed the manner in which it accounts for defined benefit pension and other post retirement plans upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 158 on December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York,
New York
February 22, 2007

Report of Management

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and concluded that it is effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, and has expressed unqualified opinions in their report which appears on page 30.

Management's Responsibility for Consolidated Financial Statements

The management of Colgate-Palmolive Company is also responsible for the preparation and content of the accompanying consolidated financial statements as well as all other related information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts which are based on management's best estimates and judgments.

The consolidated financial statements included in this annual report have been audited by PricewaterhouseCoopers LLP and their report, in which they express their unqualified opinion on such financial statements, appears on page 30.

Audits

The Board of Directors engaged PricewaterhouseCoopers LLP to audit the effectiveness of the Company's internal control over financial reporting, management's assessment of the effectiveness of such internal controls over financial reporting as of December 31, 2006 and the consolidated financial statements for each of the three years ended December 31, 2006. Their report was based on an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and included tests of accounting records and system of internal control and such other procedures to enable them to render opinions on the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's such internal control over financial reporting as of December 31, 2006 and on the Company's consolidated financial statements.

The Board of Directors has an Audit Committee comprised entirely of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent public accountants to discuss the Company's internal controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.

Reuben Mark
Chairman and
Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Income

For the years ended December 31,	2006	2005	2004
Net sales	**$12,237.7**	$11,396.9	$10,584.2
Cost of sales	**5,536.1**	5,191.9	4,747.2
Gross profit	**6,701.6**	6,205.0	5,837.0
Selling, general and administrative expenses	**4,355.2**	3,920.8	3,624.6
Other (income) expense, net	**185.9**	69.2	90.3
Operating profit	**2,160.5**	2,215.0	2,122.1
Interest expense, net	**158.7**	136.0	119.7
Income before income taxes	**2,001.8**	2,079.0	2,002.4
Provision for income taxes	**648.4**	727.6	675.3
Net income	**$ 1,353.4**	$ 1,351.4	$ 1,327.1
Earnings per common share, basic	**$ 2.57**	$ 2.54	$ 2.45
Earnings per common share, diluted	**$ 2.46**	$ 2.43	$ 2.33

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Balance Sheets

As of December 31,	2006	2005
Assets		
Current Assets		
Cash and cash equivalents	**$ 489.5**	$ 340.7
Receivables (net of allowances of $46.4 and $41.7, respectively)	**1,523.2**	1,309.4
Inventories	**1,008.4**	855.8
Other current assets	**279.9**	251.2
Total current assets	**3,301.0**	2,757.1
Property, plant and equipment, net	**2,696.1**	2,544.1
Goodwill, net	**2,081.8**	1,845.7
Other intangible assets, net	**831.1**	783.2
Other assets	**228.0**	577.0
Total assets	**$ 9,138.0**	$ 8,507.1
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	**$ 174.1**	$ 171.5
Current portion of long-term debt	**776.7**	356.7
Accounts payable	**1,039.7**	876.1
Accrued income taxes	**161.5**	215.5
Other accruals	**1,317.1**	1,123.2
Total current liabilities	**3,469.1**	2,743.0
Long-term debt	**2,720.4**	2,918.0
Deferred income taxes	**309.9**	554.7
Other liabilities	**1,227.7**	941.3
Total liabilities	**7,727.1**	7,157.0
Commitments and contingent liabilities	**—**	—
Shareholders' Equity		
Preference stock	**222.7**	253.7
Common stock, $1 par value (1,000,000,000 shares authorized, 732,853,180 shares issued)	**732.9**	732.9
Additional paid-in capital	**1,218.1**	1,064.4
Retained earnings	**9,643.7**	8,968.1
Accumulated other comprehensive income	**(2,081.2)**	(1,804.7)
	9,736.2	9,214.4
Unearned compensation	**(251.4)**	(283.3)
Treasury stock, at cost	**(8,073.9)**	(7,581.0)
Total shareholders' equity	**1,410.9**	1,350.1
Total liabilities and shareholders' equity	**$ 9,138.0**	$ 8,507.1

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts

	Common Shares		Additional Paid-in Capital	Treasury Shares		Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	Shares	Amount		Shares	Amount			
Balance, January 1, 2004	533,697,177	$732.9	$1,126.2	199,156,003	$(6,499.9)	$7,433.0	$(1,866.8)	
Net income						1,327.1		$1,327.1
Other comprehensive income:								
Cumulative translation adjustment							75.4	75.4
Minimum Pension liability adjustment, net of tax							(21.0)	(21.0)
Other							6.2	6.2
Total comprehensive income								$1,387.7
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(25.9)		
Common stock						(510.3)		
Shares issued for stock options	2,142,895		2.1	(2,142,895)	60.5			
Treasury stock acquired	(12,383,273)			12,383,273	(637.9)			
Other	3,168,259		(34.5)	(3,168,259)	111.9			
Balance, December 31, 2004	526,625,058	$732.9	$1,093.8	206,228,122	$(6,965.4)	$8,223.9	$(1,806.2)	
Net income						1,351.4		$1,351.4
Other comprehensive income:								
Cumulative translation adjustment							17.7	17.7
Minimum Pension liability adjustment, net of tax							(18.5)	(18.5)
Other							2.3	2.3
Total comprehensive income								$1,352.9
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(28.2)		
Common stock						(579.0)		
Shares issued for stock options	1,533,768		(4.8)	(1,533,768)	61.2			
Treasury stock acquired	(15,126,263)			15,126,263	(796.2)			
Other	3,1 38,394		(24.6)	(3,138,394)	119.4			
Balance, December 31, 2005	516,170,957	$732.9	$1,064.4	216,682,223	$(7,581.0)	$8,968.1	$(1,804.7)	
Net income						1,353.4		$1,353.4
Other comprehensive income:								
Cumulative translation adjustment							89.1	89.1
Adjustment to initially apply SFAS 158, net of taxes							(380.7)	
Minimum Pension liability adjustment, net of tax							19.2	19.2
Other							(4.1)	(4.1)
Total comprehensive income								**$1,457.6**
Dividends declared:								
Series B Convertible Preference Stock, net of taxes						(28.7)		
Common stock						(649.1)		
Stock-based compensation expense			116.9					
Shares issued for stock options	7,095,538		107.7	(7,095,538)	227.7			
Treasury stock acquired	(14,982,242)			14,982,242	(884.7)			
Other	4,374,334		(70.9)	(4,374,334)	164.1			
Balance, December 31, 2006	**512,658,587**	**$732.9**	**$1,218.1**	**220,194,593**	**$(8,073.9)**	**$9,643.7**	**$(2,081.2)**	

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Cash Flows

For the years ended December 31,	**2006**	2005	2004
Operating Activities			
Net income	**$ 1,353.4**	$ 1,351.4	$ 1,327.1
Adjustments to reconcile net income to net cash provided by operations:			
Restructuring, net of cash	**145.4**	111.6	38.3
Depreciation and amortization	**328.7**	329.3	327.8
Gain before tax on sale of non-core product lines	**(46.5)**	(147.9)	(26.7)
Stock-based compensation expense	**116.9**	41.1	29.3
Cash effects of changes in:			
Receivables	**(116.0)**	(24.1)	(5.6)
Inventories	**(118.5)**	(46.8)	(76.1)
Accounts payable and other accruals	**149.9**	152.7	80.1
Other non-current assets and liabilities	**8.2**	17.1	60.1
Net cash provided by operations	**1,821.5**	1,784.4	1,754.3
Investing Activities			
Capital expenditures	**(476.4)**	(389.2)	(348.1)
Payment for acquisitions, net of cash acquired	**(200.0)**	(38.5)	(800.7)
Sale of non-core product lines	**55.0**	215.6	37.0
Purchases of marketable securities and investments	**(1.2)**	(20.0)	(127.7)
Proceeds from sales of marketable securities and investments	**—**	10.0	147.3
Other	**2.2**	1.4	1.8
Net cash used in investing activities	**(620.4)**	(220.7)	(1,090.4)
Financing Activities			
Principal payments on debt	**(1,332.0)**	(2,100.3)	(753.9)
Proceeds from issuance of debt	**1,471.1**	2,021.9	1,246.5
Payments to outside investors	**—**	(89.7)	—
Dividends paid	**(677.8)**	(607.2)	(536.2)
Purchases of treasury shares	**(884.7)**	(796.2)	(637.9)
Proceeds from exercise of stock options and excess tax benefits	**364.4**	47.1	70.4
Net cash used in financing activities	**(1,059.0)**	(1,524.4)	(611.1)
Effect of exchange rate changes on Cash and cash equivalents	**6.7**	(18.2)	1.5
Net increase in Cash and cash equivalents	**148.8**	21.1	54.3
Cash and cash equivalents at beginning of year	**340.7**	319.6	265.3
Cash and cash equivalents at end of year	**$ 489.5**	$ 340.7	$ 319.6
Supplemental Cash Flow Information			
Income taxes paid	**$ 647.9**	$ 584.3	$ 593.8
Interest paid	**168.3**	149.9	123.2
Principal payments on ESOP debt, guaranteed by the Company	**45.0**	37.0	29.8

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Oral, Personal and Home Care products include toothpaste, oral rinses and toothbrushes, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, shave products, laundry and dishwashing detergents, fabric conditioners, cleansers and cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include pet food products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2006	2005	2004
Oral Care	**38%**	38%	35%
Home Care	**25**	26	28
Personal Care	**23**	23	23
Pet Nutrition	**14**	13	14
Total	**100%**	100%	100%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50% are accounted for using the equity method. As of December 31, 2006 and 2005, equity method investments included in Other assets were $6.8 and $5.1, respectively. Investments with less than a 20% interest are accounted for using the cost method. Unrelated third parties hold the remaining ownership interest in these investments. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements includes pension and other retiree benefit cost assumptions, stock-based compensation, asset impairment, tax valuation allowances, and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances and co-operative advertising arrangements, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as Selling, general and administrative expenses and were $942.7, $860.2 and $767.4 for the years ended December 31, 2006, 2005 and 2004, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in Selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 80% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Dollars in Millions Except Per Share Amounts

Property, Plant and Equipment
Land, buildings, and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives, ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles
Goodwill and indefinite life intangible assets, such as the Company's global brands, are subject to annual impairment tests. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes
The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

Financial Instruments
Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings. Cash flows related to fair value hedges and cash flow hedges are classified in the same category as the cash flows from the hedged item in the Consolidated Statements of Cash Flows.

The Company may also enter into certain foreign currency and interest rate instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period.

Stock-Based Compensation
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R) using the modified prospective method and, as such, results for prior periods have not been restated. Prior to the adoption of SFAS 123R, stock option grants were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and the Company adhered to the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. Prior to January 1, 2006, the value of restricted stock awards, based on market prices, was expensed by the Company over the restriction period, and no compensation expense was recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant.

The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards under SFAS 123R, which is consistent with the model used for the previous pro forma disclosure under SFAS 123.

Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 8.

Translation of Overseas Currencies
The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, goodwill and property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in Net income.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB), issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently finalizing its analysis of the impact on the Consolidated Financial Statements of adopting FIN 48 and believes that the impact, if any, will not be material.

In December 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in shareholders' equity. Retirement plans, other retiree benefits and the impact of adopting SFAS 158 are more fully described in Note 10.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Dollars in Millions Except Per Share Amounts

3. Acquisitions and Divestitures

Acquisitions

On May 1, 2006, the Company completed the purchase of 84% of the outstanding shares of Tom's of Maine, Inc., for approximately $100 plus transaction costs. Tom's of Maine gives Colgate the opportunity to enter the fast growing health and specialty trade channel where Tom's of Maine toothpaste and deodorant are market leaders.

The cost to acquire Tom's of Maine, Inc. has been allocated on a preliminary basis to the assets acquired and the liabilities assumed at the date of acquisition based on estimated fair values as determined using an independent valuation.

The results of Tom's of Maine operations have been included in Colgate's North American operating segment in the Consolidated Financial Statements from the date of acquisition. The inclusion of pro forma financial data for Tom's of Maine prior to the date of acquisition would not have had a material impact on reported sales, net income and earnings per share for the years ended December 31, 2006, 2005 and 2004.

During 2006, the Company increased its ownership interests in its Poland and Romania subsidiaries to 100% at a cost of approximately $95. During 2005, the Company increased its ownership interests in certain subsidiaries to 100% at a cost of $38.5, primarily related to its Malaysia subsidiary.

On June 1, 2004, the Company purchased 100% of the outstanding shares of GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland. The cost of GABA, net of cash acquired, was approximately $729 plus acquisition costs. The results of GABA's operations have been included in the Company's Europe/South Pacific segment in the Consolidated Financial Statements since the date of acquisition. The aggregate purchase price for all other acquisitions in 2004 was approximately $60.

Divestitures

Consistent with the Company's strategy to prioritize higher margin businesses, during 2006 the Company announced its agreement to sell its Latin American and Canadian bleach brands for approximately $126 plus inventory at cost. The transaction includes the sale of the bleach brands Javex, Agua Jane and Nevex in Canada, Uruguay and Venezuela, respectively, and the license of the Ajax brand for bleach during a transition period in Colombia, the Dominican Republic and Ecuador.

The transaction closed in Canada during the fourth quarter of 2006, with proceeds of $55.0 and a pretax gain of $46.5 ($38.2 aftertax) included in Other (income) expense, net. These operations were not material to the Company's annual Net sales. In the Latin American countries, the transaction is expected to close during the first quarter of 2007 with the exception of the Colombian business, which is subject to regulatory approval and therefore expected to close during the second quarter of 2007.

During 2005, the Company sold its North American and Southeast Asian heavy-duty laundry detergent businesses. These operations accounted for less than 2% of the Company's annual Net sales. The aggregate proceeds from these sales were $215.6, resulting in a pretax gain of $147.9 ($93.5 aftertax) included in Other (income) expense, net.

During 2004, the Company sold its detergent businesses in Ecuador and Peru resulting in a pretax gain of $26.7 included in Other (income) expense, net for the year ended December 31, 2004.

4. Restructuring Activities

In December 2004, the Company commenced a four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses. As part of this program the Company anticipates the rationalization of approximately one-third of the Company's manufacturing facilities, closure of certain warehousing facilities and an estimated 12% workforce reduction. The cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the phases are approved and implemented, totaling between $750 and $900 ($550 and $650 aftertax).

For the years ended December 31, 2006, 2005 and 2004 restructuring and implementation related charges are reflected in the following income statement categories:

	2006	2005	2004
Cost of sales	**$196.2**	$100.2	$ 3.4
Selling, general and administrative expense	**46.1**	1.8	—
Other (income) expense, net	**153.1**	80.8	65.3
Total 2004 Restructuring Program charges pretax	**$395.4**	$182.8	$68.7
Total 2004 Restructuring Program charges aftertax	**$286.3**	$145.1	$48.0

Restructuring charges, in the preceding table, are recorded in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance.

Total 2006 charges relate to restructuring activities in North America (45%), Europe/South Pacific (19%), Latin America (4%), Greater Asia/Africa (7%), Pet Nutrition (1%) and Corporate (24%). Total program-to-date accumulated charges relate to restructuring activities in North America (39%), Europe/South Pacific (32%), Latin America (4%), Greater Asia/Africa (7%), Pet Nutrition (1%) and Corporate (17%). Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred total charges of $646.9 ($479.4 aftertax) in connection with the implementation of various projects.

The majority of costs incurred since inception relate to the following significant projects: the voluntary early retirement program in the U.S.; the announced closing of the Jeffersonville, Indiana oral care facility; the consolidation of toothpaste production in Europe; and exiting certain manufacturing activities in other categories in Portugal, Belgium, Denmark, Canada and Kansas City, Kansas.

Dollars in Millions Except Per Share Amounts

The following table summarizes the activity for the restructuring charges discussed above and related accrual:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Charges	$ 41.6	$ 3.3	$ 22.0	$ 1.8	$ 68.7
Cash payments	(1.4)	—	—	(1.4)	(2.8)
Charges against assets	—	(3.3)	(22.0)	—	(25.3)
Foreign exchange	1.5	—	—	—	1.5
Balance at December 31, 2004	$ 41.7	$ —	$ —	$ 0.4	$ 42.1
Charges	58.6	65.3	30.2	28.7	182.8
Cash payments	(47.8)	—	—	(23.4)	(71.2)
Charges against assets	(11.4)	(65.3)	(30.2)	(6.4)	(113.3)
Other	(1.4)	—	—	4.2	2.8
Foreign exchange	(4.4)	—	—	(0.1)	(4.5)
Balance at December 31, 2005	$ 35.3	$ —	$ —	$ 3.4	$ 38.7
Charges	212.7	91.5	6.6	84.6	395.4
Cash payments	(89.7)	—	—	(75.3)	(165.0)
Charges against assets	(98.4)	(91.5)	(6.6)	(6.7)	(203.2)
Other	(10.0)	—	—	5.2	(4.8)
Foreign exchange	3.5	—	—	0.1	3.6
Balance at December 31, 2006	$ 53.4	$ —	$ —	$ 11.3	$ 64.7

Termination benefits are calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits incurred pursuant to the 2004 Restructuring Program include pension and other retiree benefit enhancements of $108.4 and $12.8 as of December 31, 2006 and 2005, respectively, and are reflected as Charges against assets and Other charges within Termination Benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets and an increase to other retiree benefit liabilities, respectively. During 2006 the Company made an $85.0 voluntary contribution to partially fund this obligation. The Company anticipates that it will make incremental cash contributions to its plans in order to fund these pension obligations over the duration of the 2004 Restructuring Program.

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that will be taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized.

5. Goodwill and Other Intangible Assets

The net carrying value of Goodwill as of December 31, 2006 and 2005 by segment is as follows:

	2006	2005
Oral, Personal and Home Care		
North America	**$ 345.8**	$ 276.6
Latin America	**568.1**	539.1
Europe/South Pacific	**980.2**	847.4
Greater Asia/Africa	**172.7**	167.6
Total Oral, Personal and Home Care	**2,066.8**	1,830.7
Pet Nutrition	**15.0**	15.0
Total Goodwill	**$2,081.8**	$1,845.7

Other intangible assets as of December 31, 2006 and 2005 are comprised of the following:

	2006			2005		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	**$435.3**	**$(155.8)**	**$279.5**	$418.5	$(158.2)	$260.3
Other finite life intangible assets	**26.6**	**(8.1)**	**18.5**	11.9	(10.6)	1.3
Indefinite life intangible assets	**533.1**	—	**533.1**	521.6	—	521.6
Total Other intangible assets	**$995.0**	**$(163.9)**	**$831.1**	$952.0	$(168.8)	$783.2

The changes in the net carrying amounts of Goodwill and Other intangible assets during 2006 are mainly due to the acquisition of Tom's of Maine, the increased ownership in the Company's Poland and Romania subsidiaries to 100% and the impact of foreign currency translation adjustments.

Amortization expense of the above trademarks and other finite life intangible assets was $16.3 for the year ended December 31, 2006. Annual estimated amortization expense for each of the next five years is expected to approximate $17.

Dollars in Millions Except Per Share Amounts

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	**2006**	2005
Notes	6.0%	2007–2078	**$1,931.4**	$1,824.5
Payable to banks	4.7%	2007–2009	**688.7**	555.7
ESOP notes, guaranteed by the Company	8.8%	2007–2009	**192.1**	237.1
Commercial paper	4.2%	2007	**651.6**	621.8
Capitalized leases			**33.3**	35.6
			3,497.1	3,274.7
Less: Current portion of long-term debt			**776.7**	356.7
Total			**$2,720.4**	$2,918.0

Commercial paper and certain current maturities of notes payable totaling $674.0 and $641.9 as of December 31, 2006 and 2005, respectively, are classified as long-term debt as the Company has the intent and ability to refinance such obligations on a long-term basis. Excluding commercial paper and certain current maturities of notes payable reclassified as long-term debt, scheduled maturities of long-term debt and capitalized leases outstanding as of December 31, 2006, are as follows:

Years Ended December 31,	
2007	$ 776.7
2008	164.1
2009	232.2
2010	296.4
2011	26.6
Thereafter	1,327.1

The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

At December 31, 2006, the Company had unused credit facilities amounting to approximately $2,500 and also had $1,417.2 of medium-term notes available for issuance pursuant to effective shelf registration statements. The Company's domestic lines of credit include a five-year revolving credit facility of $1,500.0 with a syndicate of banks, which was extended an additional year in the fourth quarter of 2006 and now expires in November 2011. Commitment fees related to credit facilities are not material. The weighted average interest rate on short-term borrowings, included in Notes and loans payable in the Consolidated Balance Sheets, as of December 31, 2006 and 2005, was 5.2% and 4.0%, respectively.

The ESOP notes guaranteed by the Company and certain credit facilities contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

7. Fair Value of Financial Instruments

The Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Derivative Instruments

Following are the notional amounts and net recorded fair values of the Company's derivative instruments:

	2006		2005	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swap contracts	**$ 239.1**	**$ 2.2**	$138.0	$4.8
Foreign currency contracts	**1,269.3**	**(14.5)**	875.0	3.6

The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt. Forward and swap contracts are utilized to hedge a portion of the Company's foreign currency purchases and assets and liabilities created in the normal course of business. Forward contracts used in hedging forecasted foreign currency purchases have durations no greater than 18 months. It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective and the net gain or loss from hedge ineffectiveness was not material.

Cumulative losses related to foreign currency contracts designated as cash flow hedges which are expected to be recognized in earnings over the next 12 months, when the offsetting effects of the hedged item are also recorded in earnings, are not material.

Other Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivables, marketable securities, long-term investments and short-term debt approximated fair value as of December 31, 2006 and 2005. The estimated fair value of the Company's long-term debt, including current portion, as of December 31, 2006 and 2005, was $3,584.5 and $3,161.1, respectively, and the related carrying value was $3,497.1 and $3,274.7, respectively.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA–/Aa3 or higher.

8. Capital Stock and Stock-Based Compensation Plans

Preference Stock

In 1988, the Company authorized the issuance of 50,000,000 shares of Series B Convertible Preference Stock (the Preference Stock), without par value. Each share of Preference Stock is convertible into eight shares of common stock. As of December 31, 2006 and 2005, there were 3,426,737 and 3,902,988 shares of Preference Stock, respectively, outstanding and issued to the Company's Employee Stock Ownership Plan.

Stock Repurchases

The Company repurchased stock at a cost of $884.7 during 2006. The Company repurchases its common stock under a share repurchase program that was approved by the Board of Directors and publicly announced in March 2006 (the 2006 Program). Under the 2006 Program, the Company is authorized to purchase up to 30 million shares of the Company's common stock. The shares will

Dollars in Millions Except Per Share Amounts

be repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors. The Board's authorization also authorizes share repurchases on an ongoing basis associated with certain employee elections under the Company's compensation and benefit programs.

The Company may use either authorized and unissued shares or treasury shares to meet share requirements resulting from the exercise of stock options and vesting of restricted stock awards.

Prior to the Board's approval of the 2006 Program, the Company purchased its shares under a program that was approved by the Board of Directors and publicly announced in October 2004 (the 2004 Program). Under the 2004 Program, the Company was authorized to purchase up to 20 million shares of the Company's common stock.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method and, as such, results for prior periods have not been restated. Prior to the adoption of SFAS 123R, stock option grants were accounted for in accordance with APB 25 and the Company adhered to the pro forma disclosure provisions of SFAS 123. Prior to January 1, 2006, the value of restricted stock awards, based on market prices, was expensed by the Company over the restriction period, and no compensation expense was recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant.

SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The value of restricted stock awards, based on market prices, is amortized on a straight-line basis over the requisite service period. The estimated fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period for each separately vesting portion of the award.

SFAS 123R also requires that new awards to employees eligible for retirement prior to the award becoming fully vested be recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. The Company's stock options and restricted stock awards granted to eligible participants prior to the adoption of SFAS 123R that had an accelerated vesting feature associated with employee retirement continue to be recognized, as required, as compensation cost over the vesting period except in the instance of the participants' actual retirement.

The Company has two stock-based compensation plans, which are described below. The total stock-based compensation expense charged against pretax income for these plans was $116.9, $41.1 and $29.3 for the years ended December, 31, 2006, 2005 and 2004, respectively. As a result of adopting SFAS 123R on January 1, 2006, incremental stock-based compensation expense recognized for the year ended December 31, 2006 was $69.8 ($48.1 aftertax), which impacted diluted earnings per share by approximately $0.09.

Stock-based compensation expense is recorded within Selling, general and administrative expense in the Corporate segment as these amounts are not included in internal measures of segment operating performance.

The following illustrates the effect on Net income and Earnings per share if the Company had applied the fair value method of SFAS 123 prior to January 1, 2006:

	2005	2004
Net income, as reported	$1,351.4	$1,327.1
Less: pro forma stock option compensation expense, net of tax	42.9	42.3
Pro forma net income	$1,308.5	$1,284.8
Earnings per share:		
Basic – as reported	$ 2.54	$ 2.45
Basic – pro forma	2.46	2.37
Diluted – as reported	2.43	2.33
Diluted – pro forma	2.35	2.26

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-option awards under SFAS 123R, which is consistent with the model used for the previous pro forma disclosure under SFAS 123. The weighted average estimated fair value of stock options granted in the year ended December 31, 2006, 2005 and 2004 was $10.30, $9.59 and $12.48, respectively. Fair value is estimated using the Black-Scholes option pricing model with the assumptions summarized in the following table:

	2006	2005	2004
Expected term of options	**4 years**	4 years	5 years
Expected Volatility Rate	**17%**	20%	26%
Risk-Free Rate	**4.8%**	4.0%	3.3%
Expected Dividend Yield	**2.1%**	2.0%	2.0%

The weighted average expected option term reflects the application of the simplified method set out in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission, which defines the term as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Similarly, expected volatility incorporates implied share-price volatility derived from exchange traded options on the Company's common stock. Prior to 2006, such assumptions were determined based on historical data. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury implied yield at the time of grant.

The Company elected to use the transition guidance for calculating the opening pool of windfall tax benefits as prescribed in SFAS 123R effective January, 1, 2006 instead of the alternative transition method as prescribed in FAS 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payments Awards".

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other employees of the Company and its major subsidiaries. A committee of independent members of the Board of Directors administers the plan. The awarded shares are made in common stock and vest at the end of the restriction period, which is generally three years.

Restricted stock award activity for the year ended December 31, 2006 is summarized below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value Per Award
Restricted stock awards as of January 1	2,949	$53
Activity:		
Granted	779	59
Vested	(538)	53
Forfeited	(74)	53
Restricted stock awards as of December 31	3,116	$55

As of December 31, 2006, there was $59.7 of total unrecognized compensation expense related to nonvested restricted stock awards, which will be recognized over a weighted-average period of 1.9 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $28.2, $28.3 and $41.6, respectively.

Stock Option Plans

The Company's Stock Option Plans provide for the issuance of non-qualified stock options to officers and other employees that have a contractual term of six years and generally vest over three years. As of December 31, 2006, approximately 31,551,000 shares of common stock were available for future stock option grants.

A summary of stock option plan activity as of December 31, 2006 is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of Unexercised In-The-Money Options
Options outstanding, January 1	41,775	$52		
Granted	4,331	61		
Exercised	(7,413)	50		
Forfeited or expired	(741)	57		
Options outstanding, December 31	37,952	54	3	$430
Options exercisable, December 31	28,905	$53	3	$358

As of December 31, 2006, there was $41.3 of total unrecognized compensation expense related to options, which will be recognized over a weighted-average period of 1.3 years. The total value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $78.2, $34.2 and $48.6, respectively.

Prior to the adoption of SFAS 123R, the Company presented the benefit of all tax deductions resulting from the exercise of stock options and vesting of restricted stock awards as operating cash flows in the Consolidated Statements of Cash Flows. As a result of adopting SFAS 123R, the benefits of tax deductions in excess of grant-date fair value of $10.4 were reported as a financing cash flow rather than as an operating cash flow in 2006. Cash proceeds received from options exercised for the year ended December 31, 2006 and 2005 were $354.0 and $47.1, respectively. The total income tax benefit recognized was approximately $38.2, $14.4 and $10.3 for the years ended December 31, 2006, 2005 and 2004, respectively.

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410.0 of long-term notes due through 2009 bearing an average interest rate of 8.7%. The remaining balance of the long-term notes, which are guaranteed by the Company, is reflected in the accompanying Consolidated Balance Sheets. The ESOP used the proceeds of the notes to purchase 6.3 million shares of Preference Stock from the Company. The Preference Stock, which is convertible into eight shares of common stock, has a minimum redemption price of $65 per share and pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035.

Dividends on the Preference Stock, as well as on the common shares also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest on the outstanding notes. Preference Stock is released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loans. As of December 31, 2006, 1,452,030 shares were released and allocated to participant accounts and 1,974,707 shares were available for future allocation.

Dividends on the Preference Stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference Stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $14.1 in 2006, $11.9 in 2005 and $14.9 in 2004. Unearned compensation, which is shown as a reduction in shareholders' equity, represents the amount of ESOP debt outstanding reduced by the difference between the cumulative cost of Preference Stock allocated and the cumulative principal payments.

Interest incurred on the ESOP's notes was $17.9 in 2006, $21.7 in 2005 and $24.7 in 2004. The Company paid dividends on the shares held by the ESOP of $37.0 in 2006, $36.9 in 2005 and $34.4 in 2004. Company contributions to the ESOP were $14.1 in 2006, $11.9 in 2005 and $14.5 in 2004.

Dollars in Millions Except Per Share Amounts

10. Retirement Plans and Other Retiree Benefits

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires company plan sponsors to record the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of Accumulated other comprehensive income in shareholders' equity. The provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006. Summarized information for the Company's December 31, 2006 implementation of SFAS 158 for defined benefit and other retiree benefit plans are as follows:

	Balance, Pre-SFAS 158 & without AML adjustment	2006 AML adjustment	SFAS 158 adoption adjustment	Ending Balance
Amounts Recognized in Balance Sheet				
Noncurrent assets	$ 388.0	$ —	$(316.9)	$ 71.1
Current liabilities	—	—	(44.3)	(44.3)
Noncurrent liabilities	(739.2)	27.9	(257.1)	(968.4)
Accumulated other comprehensive income adjustment, net of tax*	116.1	(19.2)	380.7	477.6
Deferred tax assets	62.4	(8.7)	237.6	291.3

*The SFAS 158 adoption adjustment of $380.7, net of tax includes a cumulative translation adjustment of $10.3.

Retirement Plans

The Company, its U.S. subsidiaries and some of its overseas subsidiaries maintain defined benefit retirement plans covering substantially all of their employees. Benefits are based primarily on years of service and employees' career earnings. In the Company's principal U.S. plans, funds are contributed to the trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. Assets of the plans consist principally of common stocks, guaranteed investment contracts with insurance companies, U.S. government and corporate obligations and investments in real estate funds. The asset allocation for the Company's defined benefit plans at the end of 2006 and 2005 and the target allocation by asset category are as follows:

	United States			International		
	Target	**2006 Actual**	2005 Actual	Target	**2006 Actual**	2005 Actual
Asset Category						
Equity securities	63%	**66%**	63%	50%	**52%**	50%
Debt securities	33	**30**	33	45	**43**	43
Real estate and other	4	**4**	4	5	**5**	7
Total	100%	**100%**	100%	100%	**100%**	100%

Equity securities in the U.S. plans include investments in the Company's common stock representing 8% of U.S. plan assets at December 31, 2006 and 7% of plan assets at December 31, 2005. Such plans purchased approximately 59,200 shares in 2006 using the proceeds from dividends on previously purchased Company stock. No shares were sold in 2006. Such plans sold approximately 9,500 shares in 2005. No shares were purchased in 2005. The plans received dividends on the Company's common stock of approximately $2 in both 2006 and 2005.

The overall investment objective is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2006 for the U.S. plans was 8%. Historical rates of return for the U.S. plans for the most recent 15-year period were 9%. Similar assessments were performed in determining rates of returns on international pension plan assets to arrive at the Company's current weighted average rate of return of 6.9%.

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP to reduce its obligation to provide these other retiree benefits and to offset its current service cost. Additionally, during 2006 and 2005 the Company made contributions of $7.6 and $5.6, respectively, to fund the payment of future postretirement medical benefits, the maximum permitted under U.S. tax regulations.

Dollars in Millions Except Per Share Amounts

The Company uses a December 31 measurement date for its defined benefit and other retiree benefit plans. Summarized information for the Company's defined benefit and other retiree benefit plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2006	2005	2006	2005	2006	2005
	United States		International			
Change in Benefit Obligations						
Benefit obligations at beginning of year	**$1,462.4**	$1,368.3	**$ 658.8**	$ 675.8	**$ 413.0**	$ 332.9
Service cost (income)	**45.2**	47.4	**21.1**	20.0	**(1.9)**	(3.6)
Interest cost	**83.4**	76.1	**32.1**	33.3	**28.7**	26.4
Participants' contributions	**2.3**	2.6	**3.1**	3.6	**—**	—
Acquisitions/plan amendments	**36.7**	2.6	**(2.3)**	—	**—**	10.2
Actuarial loss (gain)	**(36.7)**	83.4	**(7.1)**	49.4	**30.9**	63.7
Foreign exchange impact	**—**	—	**60.6**	(62.5)	**(0.9)**	(0.8)
Termination benefits	**100.9**	11.4	**0.2**	—	**6.5**	1.4
Curtailments and settlements	**—**	(34.0)	**(13.8)**	(27.7)	**—**	(0.1)
Benefit payments	**(112.2)**	(95.4)	**(32.3)**	(33.1)	**(16.3)**	(17.1)
Benefit obligations at end of year	**$1,582.0**	$1,462.4	**$ 720.4**	$ 658.8	**$ 460.0**	$ 413.0
Change in Plan Assets						
Fair value of plan assets at beginning of year	**$1,236.8**	$1,148.2	**$ 355.8**	$ 360.0	**$ 12.2**	$ 5.5
Actual return on plan assets	**153.2**	92.4	**25.1**	41.8	**2.8**	1.1
Company contributions	**113.6**	123.0	**36.4**	41.6	**23.9**	22.7
Participants' contributions	**2.3**	2.6	**3.1**	3.6	**—**	—
Foreign exchange impact	**—**	—	**28.8**	(33.0)	**—**	—
Settlements	**—**	(34.0)	**(12.4)**	(25.1)	**—**	—
Benefit payments	**(112.2)**	(95.4)	**(32.3)**	(33.1)	**(16.3)**	(17.1)
Fair value of plan assets at end of year	**$1,393.7**	$1,236.8	**$ 404.5**	$ 355.8	**$ 22.6**	$ 12.2
Funded Status						
Funded status at end of year	**$ (188.3)**	$ (225.6)	**$(315.9)**	$(303.0)	**$(437.4)**	$(400.8)
Unrecognized net actuarial loss	**—**	470.8	**—**	150.8	**—**	198.8
Unrecognized transition/prior service costs	**—**	9.7	**—**	10.0	**—**	1.5
Net amount recognized	**$ (188.3)**	$ 254.9	**$(315.9)**	$(142.2)	**$(437.4)**	$(200.5)
Amounts Recognized in Balance Sheet						
Noncurrent assets	**$ 65.6**	$ 400.0	**$ 5.5**	$ 14.4	**$ —**	$ —
Current liabilities	**(14.2)**	—	**(11.5)**	—	**(18.6)**	—
Noncurrent liabilities	**(239.7)**	(224.7)	**(309.9)**	(245.2)	**(418.8)**	(200.5)
Accumulated other comprehensive income	**—**	79.6	**—**	88.6	**—**	—
Net amount recognized	**$ (188.3)**	$ 254.9	**$(315.9)**	$(142.2)	**$(437.4)**	$(200.5)
Amounts recognized in accumulated other comprehensive income consist of						
Actuarial loss	**$ 355.4**	$ —	**$ 145.5**	$ —	**$ 216.4**	$ —
Transition/prior service cost	**41.5**	—	**8.8**	—	**1.3**	—
Additional minimum pension liability	**—**	79.6	**—**	88.6	**—**	—
	$ 396.9	$ 79.6	**$ 154.3**	$ 88.6	**$ 217.7**	$ —
Accumulated benefit obligation	**$1,502.0**	$1,381.1	**$ 625.2**	$ 572.5	**$ —**	$ —
Weighted Average Assumptions Used to Determine Benefit Obligations						
Discount rate	**5.80%**	5.50%	**4.82%**	4.83%	**5.80%**	5.50%
Long-term rate of return on plan assets	**8.00%**	8.00%	**6.70%**	6.92%	**8.00%**	8.00%
Long-term rate of compensation increase	**4.00%**	4.00%	**3.41%**	3.42%	**—**	—
ESOP growth rate	**—**	—	**—**	—	**10.00%**	10.00%

Dollars in Millions Except Per Share Amounts

Plans with projected benefit obligations in excess of plan assets and plans with accumulated benefit obligations in excess of plan assets as of December 31 consist of the following:

	Years Ended December 31,	
	2006	2005
Benefit Obligation Exceeds Fair Value of Plan Assets		
Projected benefit obligation	**$1,045.4**	$958.0
Fair value of plan assets	**470.0**	387.4
Accumulated benefit obligation	**757.1**	696.2
Fair value of plan assets	**281.7**	236.0

These amounts represent non-qualified U.S. plans and certain plans at foreign locations that are primarily unfunded.

The medical cost trend rate of increase assumed in measuring the expected cost of benefits is projected to decrease ratably from 10% in 2007 to 5% in 2012 and will remain at 5% for the years thereafter. Changes in this rate can have a significant effect on amounts reported. The effect of a 1% change in the assumed medical cost trend rate would have the following effect:

	One percentage point	
	Increase	Decrease
Accumulated postretirement benefit obligation	$80	$(65)
Annual expense	7	(6)

Summarized information regarding the net periodic benefit costs for the Company's defined benefit and other retiree benefit plans are as follows:

	Pension Benefits						Other Retiree Benefits		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
	United States			International					
Components of Net Periodic Benefit Cost									
Service cost	**$ 45.2**	$ 47.4	$ 43.8	**$ 21.1**	$ 20.0	$ 18.0	**$ 11.9**	$ 10.3	$ 8.7
Interest cost	**83.4**	76.1	75.7	**32.1**	33.3	31.5	**28.7**	26.4	22.7
Annual ESOP allocation	**—**	—	—	**—**	—	—	**(13.8)**	(13.9)	(13.0)
Expected return on plan assets	**(98.9)**	(90.0)	(83.4)	**(25.0)**	(23.7)	(21.3)	**(1.3)**	(0.8)	—
Amortization of transition & prior service costs (credits)	**4.1**	4.8	3.3	**1.5**	1.3	1.3	**—**	(0.4)	(1.0)
Amortization of actuarial loss	**24.4**	26.6	24.2	**7.9**	6.6	5.2	**12.3**	9.5	4.5
Net periodic benefit cost	**$ 58.2**	$ 64.9	$ 63.6	**$ 37.6**	$ 37.5	$ 34.7	**$ 37.8**	$ 31.1	$ 21.9
Other postretirement charges	**101.7**	25.6	—	**1.1**	12.6	—	**6.5**	10.7	—
Total pension cost	**$159.9**	$ 90.5	$ 63.6	**$ 38.7**	$ 50.1	$ 34.7	**$ 44.3**	$ 41.8	$ 21.9
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost									
Discount rate	**5.50%**	5.75%	6.25%	**4.83%**	5.53%	6.03%	**5.50%**	5.75%	6.25%
Long-term rate of return on plan assets	**8.00%**	8.00%	8.00%	**6.92%**	7.50%	8.10%	**8.00%**	8.00%	—
Long-term rate of compensation increase	**4.00%**	4.00%	4.25%	**3.42%**	3.63%	3.79%	**—**	—	—
ESOP growth rate	**—**	—	—	**—**	—	—	**10.00%**	10.00%	10.00%

Other postretirement charges amounted to $109.3 and $48.9 for the years ended December 31, 2006 and 2005, respectively. Charges in 2006 relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program amounted to $107.6. During 2006, the Company made voluntary contributions of $111.0 (including $85.0 related to restructuring) to its U.S. postretirement plans. Other 2006 charges required by SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS 88) amounted to $1.7, including $0.8 pertaining to a curtailment resulting from the 2004 Restructuring Program.

Charges in 2005 relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program amounted to $12.8. Additionally, other postretirement charges in 2005 included a non-cash charge of $9.2 associated with an international postretirement obligation and other 2005 charges required by SFAS 88 amounted to $26.9. Other SFAS 88 charges included the conversion of one of the Company's international pension plans to a defined contribution plan for all eligible participants for $10.6 and a lump sum payment of normal retirement benefits associated with a retirement plan in the U.S. for $14.2.

Termination benefits incurred pursuant to the 2004 Restructuring Program in 2006 and 2005 are reflected as a restructuring charge however the related accrual resides in pension and other retiree benefit liabilities at December 31, 2006 and 2005, respectively.

The estimated actuarial loss and the estimated transition/prior service cost for defined benefit and other retiree benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	Other Retiree Benefits
Actuarial loss	$24.5	$11.5
Transition & prior service cost	$ 6.8	—

Dollars in Millions Except Per Share Amounts

Expected Contributions & Benefit Payments

Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2007 is approximately $107, including approximately $18 for other retiree benefit plans. These estimated cash requirements include approximately $50 of projected contributions to the Company's postretirement plans and approximately $57 of projected benefit payments made directly to participants of unfunded plans. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ from current estimates.

Total benefit payments expected to be paid to participants, which include payments directly from the Company's assets to participants of unfunded plans, as discussed above, as well as payments paid from the plans are as follows:

Years Ended December 31,	Pension Benefits United States	Pension Benefits International	Other Retiree Benefits
2007	$139.3	$ 34.5	$ 18.2
2008	113.7	35.1	21.3
2009	112.3	35.8	27.2
2010	113.2	51.4	27.2
2011	114.4	44.6	28.8
2012–2016	631.5	218.3	149.6

11. Income Taxes

The components of income before income taxes are as follows for the three years ended December 31:

	2006	2005	2004
United States	**$ 584.9**	$ 893.2	$ 846.6
International	**1,416.9**	1,185.8	1,155.8
Total	**$2,001.8**	$2,079.0	$2,002.4

The provision for income taxes consists of the following for the three years ended December 31:

	2006	2005	2004
United States	**$202.7**	$333.2	$271.8
International	**445.7**	394.4	403.5
Total	**$648.4**	$727.6	$675.3

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in the current provision for taxes being higher (lower) than the total provision for income taxes as follows:

	2006	2005	2004
Intangible assets	**$(42.8)**	$(60.2)	$(46.9)
Property, plant and equipment	**18.4**	34.2	(9.8)
Pension and other retiree benefits	**30.5**	(19.8)	4.8
Stock-based compensation	**28.7**	2.7	—
Other, net	**(2.5)**	5.6	(8.4)
Total	**$ 32.3**	$(37.5)	$(60.3)

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is as follows:

Percentage of Income Before Tax	**2006**	2005	2004
Tax at United States statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**0.8**	0.9	1.0
Effect of American Jobs Creation Act	**—**	2.0	—
Earnings taxed at other than United States statutory rate	**(2.1)**	(1.5)	(1.1)
Other, net	**(1.3)**	(1.4)	(1.2)
Effective tax rate	**32.4%**	35.0%	33.7%

The American Jobs Creation Act of 2004 (the AJCA), which was enacted in October 2004, created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain qualifying dividends. The Company repatriated $780 in incremental foreign earnings in the second half of 2005 at a full year tax cost of approximately $40.9.

The components of deferred tax assets (liabilities) are as follows at December 31:

	2006	2005
Deferred Taxes–Current:		
Accrued liabilities	**$ 55.3**	$ 62.4
Stock-based compensation	**16.5**	12.8
Other, net	**25.1**	17.9
Total deferred taxes, current	**96.9**	93.1
Deferred Taxes–Long-term:		
Intangible assets	**(380.9)**	(338.1)
Pension and other retiree benefits	**223.5**	(9.7)
Stock-based compensation	**40.6**	17.8
Property, plant and equipment	**(233.4)**	(257.8)
Tax loss and tax credit carryforwards	**189.4**	193.3
Other, net	**(23.7)**	(26.4)
Valuation allowance	**(125.4)**	(133.8)
Total deferred taxes, long-term	**(309.9)**	(554.7)
Net deferred taxes	**$(213.0)**	$(461.6)

The major component of the valuation allowance as of December 31, 2006 and 2005 relates to tax benefits in certain jurisdictions arising from net operating losses. On an ongoing basis, the Company reassesses the need for such valuation allowance based on recent operating results, its assessment of the likelihood of future taxable income and developments in the relevant tax jurisdictions. Based on management's current assessment, it is possible that the Company will be able to reduce its valuation allowance in the near-term as the realization of deferred tax assets becomes probable.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $1,600 of undistributed earnings of foreign subsidiaries at December 31, 2006. These earnings have been and are currently considered to be permanently invested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

In addition, net tax benefits of $258.0 in 2006, $12.0 in 2005 and $27.1 in 2004 recorded directly through equity predominantly include tax benefits related to employee equity compensation plans. In addition, 2006 includes $237.6 related to the implementation of SFAS 158.

Dollars in Millions Except Per Share Amounts

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently finalizing its analysis of the impact on the Consolidated Financial Statements of adopting FIN 48 and believes that the impact, if any, will not be material.

12. Earnings Per Share

	For the Year Ended 2006			For the Year Ended 2005			For the Year Ended 2004		
	Income	**Shares (millions)**	**Per Share**	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income	**$1,353.4**			$1,351.4			$1,327.1		
Preferred dividends	**(28.7)**			(28.2)			(25.9)		
Basic EPS	**1,324.7**	**515.2**	**$2.57**	1,323.2	520.5	$2.54	1,301.2	530.9	$2.45
Stock options and restricted stock		**6.1**	**—**		3.8	—		3.9	—
Convertible preference stock	**28.7**	**29.2**		28.2	32.2		25.9	34.5	
Diluted EPS	**$1,353.4**	**550.5**	**$2.46**	$1,351.4	556.5	$2.43	$1,327.1	569.3	$2.33

Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards.

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $117.0 in 2007, $104.1 in 2008, $87.7 in 2009, $66.7 in 2010, $51.2 in 2011 and $103.1 thereafter. Rental expense amounted to $142.6 in 2006, $130.6 in 2005 and $124.5 in 2004. Capital leases included in fixed assets, contingent rentals and sublease income are not significant. The Company has various contractual commitments to purchase raw, packaging and other materials totaling $864.0.

The Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising out of the normal course of business.

Management proactively reviews and monitors its exposure to, and the impact of, environmental matters. The Company is a potentially responsible party to various environmental matters and as such may be responsible for all or a portion of the cleanup, restoration and post-closure monitoring of several sites. Substantially all of the Company's potential liability for these matters relates to a single superfund site associated with a prior acquisition. Substantially all of the Company's potential liability that may arise in connection with this site has been acknowledged in writing as being covered by the Company's insurance carriers which are presently making all their required payments and are expected to continue to do so in the future. While it is possible that the nonperformance of other potentially responsible parties or the Company's insurance carriers could affect the cash flows and results of operations in any particular quarter or year, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position, or ongoing results of operations and cash flows of the Company.

As a matter of course, the Company is regularly audited by the Internal Revenue Service (IRS) and other tax authorities around the world in countries where it conducts business. In this regard, the IRS has completed its examination of the Company's federal income tax returns for 1996 through 2003 and has proposed an assessment that challenges the Company's tax deductions for compensation in connection with expatriate executives. During 2005, the Company and the IRS reached agreement with respect to the compensation tax deduction for 1996 through 1998, and the amount of additional tax involved did not have a material impact on the financial position, results of operations or ongoing cash flows of the Company. For the remaining years under audit, 1999 through 2003, the tax in connection with the challenged deductions is $62. Estimated incremental tax payments related to the potential disallowances for subsequent periods could be an additional $18. While the Company believes that its tax position complies with applicable tax law and intends to continue to defend its position, potential settlement discussions with the IRS for the later years are underway.

In May 2006, one of the Company's subsidiaries received an assessment from the Mexican tax authorities totaling approximately $590, at the current exchange rate, including interest and penalties, challenging Value Added Tax (VAT) credits claimed in its 2000 and 2001 VAT returns. In December 2006 another subsidiary of the Company received an income tax assessment from the Mexican tax authorities totaling approximately $175, at the current exchange rate, including interest and penalties, challenging the transfer pricing on transactions between that subsidiary and another of the Company's subsidiaries located in the United States. The Company, through its subsidiary, requested and received in 1999 a written advance ruling from the Mexican tax authorities for both VAT and income tax on which the Company relied in subsequently claiming the VAT credits and income tax treatment to which these assessments relate. The Company believes based on the advice of outside counsel that its tax filings are in full compliance with the written advance ruling and applicable tax law and regulations. The Company has entered into settlement discussions with the Mexican tax authorities regarding these matters. If such discussions are not resolved to the Company's satisfaction, it intends to vigorously challenge the assessments in the Mexican court system and through discussions between Mexican and U.S. government authorities pursuant to the income tax treaty between the countries. Although there can

Dollars in Millions Except Per Share Amounts

be no assurances, the Company believes based on the advice of outside counsel that these tax assessments are without merit, and that the Company will ultimately prevail in these matters.

In 1995, the Company acquired the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. On September 8, 1998, the Company's Brazilian subsidiary received notice of an administrative proceeding from the Central Bank of Brazil primarily taking issue with certain foreign exchange filings made with the Central Bank in connection with the financing of this strategic transaction, but in no way challenging or seeking to unwind the acquisition. The Central Bank of Brazil in January 2001 notified the Company of its decision in this administrative proceeding to impose a fine, which, at the current exchange rate, approximates $120. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely.

In addition, the Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $100. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process, with the following results to date:

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998, which represent more than half of the total exposure. The tax authorities have appealed this decision to the next administrative level.
- For the remaining exposure related to subsequent years, the assessment is still outstanding, and the Company is also appealing this assessment to the First Board of Taxpayers.

In the event of an adverse decision within the internal revenue authority's appellate process, further appeals are available within the Brazilian federal courts. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other experts, that the disallowances are without merit and that the Company should prevail on appeal either at the administrative level or if necessary, in the Brazilian federal courts. The Company intends to challenge these assessments vigorously.

In addition, Brazilian prosecutors reviewed the foregoing transactions as part of an overall examination of all international transfers of Reais through non-resident current accounts during the 1992 to 1998 time frame, a review which the Company understands involved hundreds and possibly thousands of other individuals and companies unrelated to the Company. At the request of these prosecutors, in February 2004, a federal judge agreed to authorize criminal charges against certain current and former officers of the Company's Brazilian subsidiary based on the same allegations made in the Central Bank and tax proceedings discussed above. Management believes, based on the opinion of its Brazilian legal counsel, that these officers behaved in all respects properly and in accordance with the law in connection with the financing of the Kolynos acquisition. Management intends to support and defend these officers vigorously.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda., the Brazilian subsidiary of the Seller, and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $50 at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent sale during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail either through administrative appeal or if necessary through further appeal in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

In February 2006, the Company learned that French competition authorities initiated an inquiry into potential competition law violations in France involving exchanges of competitive information and agreements on selling terms and conditions among a number of consumer goods companies in France, including the Company's French subsidiary. In February 2007, the Company learned that the Swiss competition authorities will open an investigation against the Company's GABA subsidiary regarding distribution policies, retail pricing and parallel trade. At this time, no formal claim for a fine or penalty has been made in either matter. The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it is undertaking remedial action. While the Company cannot predict the final financial impact of these competition law issues as these matters are still under review and may change, the Company has taken and will, if necessary, take additional reserves as appropriate.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of the above noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, or ongoing results of operations and cash flows.

14. Segment Information

Effective January 1, 2006, the Company modified the geographic reporting structure of its Oral, Personal and Home Care segment in order to address evolving markets and more closely align countries with similar consumer needs and retail trade structures. Management responsibility for Eastern European operations, including Russia, Turkey, Ukraine and Belarus, was transferred to Greater Asia management and responsibility for operations in the South Pacific, including Australia, was transferred to European management. The financial information for 2005 and 2004 has been reclassified to conform to the new reporting structure.

Dollars in Millions Except Per Share Amounts

The Company operates in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The operations of the Oral, Personal and Home Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa. Management evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

The accounting policies of the operating segments are generally the same as those described in Note 2. Intercompany sales have been eliminated. Corporate operations include restructuring and implementation related costs, stock-based compensation related to stock options and restricted stock awards, research and development costs, unallocated overhead costs, and gains and losses on sales of non-core brands and assets. Segment information regarding Net sales, Operating profit, Capital expenditures, Depreciation and amortization and Identifiable assets is detailed below:

Net sales	2006	2005	2004
Oral, Personal and Home Care			
North America[1]	**$ 2,590.8**	$ 2,509.8	$ 2,378.7
Latin America	**3,019.5**	2,623.8	2,266.0
Europe/South Pacific	**2,952.3**	2,845.9	2,759.4
Greater Asia/Africa	**2,006.0**	1,897.2	1,747.0
Total Oral, Personal and Home Care	**10,568.6**	9,876.7	9,151.1
Pet Nutrition[2]	**1,669.1**	1,520.2	1,433.1
Total Net sales	**$12,237.7**	$11,396.9	$10,584.2

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,211.2, $2,124.2 and $2,000.3 in 2006, 2005 and 2004, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $897.9, $818.1 and $781.0 in 2006, 2005 and 2004, respectively.

Operating profit	2006	2005	2004
Oral, Personal and Home Care			
North America	**$ 550.1**	$ 545.7	$ 530.1
Latin America	**872.9**	698.0	627.7
Europe/South Pacific	**681.2**	619.8	611.5
Greater Asia/Africa	**278.7**	245.5	237.6
Total Oral, Personal and Home Care	**2,382.9**	2,109.0	2,006.9
Pet Nutrition	**447.9**	412.8	389.7
Corporate	**(670.3)**	(306.8)	(274.5)
Total Operating profit	**$2,160.5**	$2,215.0	$2,122.1

Capital expenditures	2006	2005	2004
Oral, Personal and Home Care			
North America	**$ 82.4**	$ 39.3	$ 55.4
Latin America	**108.9**	104.1	75.4
Europe/South Pacific	**129.9**	63.1	71.5
Greater Asia/Africa	**83.8**	117.9	79.6
Total Oral, Personal and Home Care	**405.0**	324.4	281.9
Pet Nutrition	**26.8**	28.5	30.4
Corporate	**44.6**	36.3	35.8
Total Capital expenditures	**$476.4**	$389.2	$348.1

Depreciation and amortization	2006	2005	2004
Oral, Personal and Home Care			
North America	**$ 69.9**	$ 71.2	$ 74.9
Latin America	**73.4**	67.1	58.8
Europe/South Pacific	**69.9**	76.6	82.4
Greater Asia/Africa	**51.6**	49.5	48.1
Total Oral, Personal and Home Care	**264.8**	264.4	264.2
Pet Nutrition	**29.9**	30.1	31.1
Corporate	**34.0**	34.8	32.5
Total Depreciation and amortization	**$328.7**	$329.3	$327.8

Identifiable assets	2006	2005	2004
Oral, Personal and Home Care			
North America	**$2,006.3**	$1,918.0	$2,001.4
Latin America	**2,343.7**	2,084.3	1,825.1
Europe/South Pacific	**2,484.4**	2,120.3	2,575.6
Greater Asia/Africa	**1,504.8**	1,336.5	1,298.6
Total Oral, Personal and Home Care	**8,339.2**	7,459.1	7,700.7
Pet Nutrition	**646.9**	614.3	614.0
Corporate[3]	**151.9**	433.7	358.2
Total Identifiable assets[4]	**$9,138.0**	$8,507.1	$8,672.9

(3) Corporate assets, which include benefit plan assets decreased as a result of the adoption of SFAS 158. SFAS 158 resulted in a decrease in Total assets with a corresponding decrease to Total liabilities and shareholders' equity in the Consolidated Balance Sheet.

(4) Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles represented approximately one-third of total long-lived assets of $5,719.6, $5,629.3 and $5,792.1 in 2006, 2005 and 2004, respectively.

15. Supplemental Income Statement Information

Other (income) expense, net	2006	2005	2004
Minority interest	**$ 57.5**	$ 55.3	$ 47.9
Amortization of intangible assets	**16.3**	15.6	14.3
Equity (income)	**(3.4)**	(2.0)	(8.5)
Gains on sales of non-core product lines, net	**(46.5)**	(147.9)	(26.7)
2004 Restructuring Program	**153.1**	80.8	65.3
2003 restructuring activities	**—**	—	2.8
Pension and other retiree benefit	**—**	34.0	—
Investment losses (income)	**(5.7)**	19.7	(8.7)
Other, net	**14.6**	13.7	3.9
Total Other (income) expense, net	**$185.9**	$ 69.2	$ 90.3

Interest expense, net	2006	2005	2004
Interest incurred	**$ 170.0**	$ 145.0	$ 126.0
Interest capitalized	**(3.4)**	(2.5)	(2.3)
Interest income	**(7.9)**	(6.5)	(4.0)
Total Interest expense, net	**$ 158.7**	$ 136.0	$ 119.7

Research and development	**$ 241.5**	$ 238.5	$ 223.4
Advertising	**$1,320.3**	$1,193.6	$1,063.0

16. Supplemental Balance Sheet Information

Inventories	2006	2005
Raw materials and supplies	**$ 248.3**	$208.1
Work-in-process	**45.4**	37.5
Finished goods	**714.7**	610.2
Total Inventories	**$1,008.4**	$855.8

Dollars in Millions Except Per Share Amounts

Inventories valued under LIFO amounted to $238.2 and $191.7 at December 31, 2006 and 2005, respectively. The excess of current cost over LIFO cost at the end of each year was $46.9 and $29.5, respectively. The liquidations of LIFO inventory quantities had no effect on income in 2006, 2005 and 2004.

Property, plant and equipment, net	2006	2005
Land	$ 145.9	$ 134.5
Buildings	962.3	896.5
Manufacturing machinery and equipment	3,794.8	3,540.9
Other equipment	792.0	775.2
	5,695.0	5,347.1
Accumulated depreciation	(2,998.9)	(2,803.0)
Total Property, plant and equipment, net	$ 2,696.1	$ 2,544.1

Other accruals	2006	2005
Accrued advertising	$ 438.4	$ 344.9
Accrued payroll and employee benefits	322.5	305.6
Accrued taxes other than income taxes	49.2	72.3
Restructuring accrual	64.7	38.7
Pension and other retiree benefits	44.3	—
Accrued interest	19.1	17.5
Other	378.9	344.2
Total Other accruals	$1,317.1	$1,123.2

Other liabilities	2006	2005
Minority interest	$ 111.8	$103.3
Pension and other retiree benefits	968.4	670.4
Other	147.5	167.6
Total Other liabilities	$1,227.7	$941.3

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, the SFAS 158 and minimum pension liability adjustments, unrealized gains and losses from derivative instruments designated as cash flow hedges, and unrealized gains and losses from available-for-sale securities. As of December 31, 2006 and 2005, accumulated other comprehensive income primarily consisted of cumulative foreign currency translation adjustments. In addition, in 2006 accumulated other comprehensive income includes, $477.6 of unrecognized prior service costs, transition obligations and actuarial losses related to the implementation of SFAS 158.

Other comprehensive income in 2006 primarily reflects foreign currency translation gains largely due to the strengthening of the Brazilian real and the Swiss franc. The 2005 cumulative translation adjustment reflects a weakening Euro and its effect primarily on euro-denominated long-term debt, similar effects from a weakening Swiss franc, together with a strengthening Brazilian real and Mexican peso.

17. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Net sales	**$2,870.6**	**$3,014.3**	**$3,143.7**	**$3,209.1**
Gross profit	**1,563.5**	**1,633.1**	**1,728.4**	**1,776.6**
Net income	**324.5**(1)	**283.6**(2)	**344.1**(3)	**401.2**(4)
Earnings per common share:				
Basic	**0.62**	**0.54**	**0.65**	**0.77**
Diluted	**0.59**(1)	**0.51**(2)	**0.63**(3)	**0.73**(4)
2005				
Net sales	$2,743.0	$2,837.5	$2,911.8	$2,904.6
Gross profit	1,503.6	1,539.1	1,577.6	1,584.7
Net income	300.1(5)	342.9(6)	347.2(7)	361.2(8)
Earnings per common share:				
Basic	0.56	0.64	0.66	0.68
Diluted	0.53(5)	0.62(6)	0.63(7)	0.65(8)

Note: Basic and diluted earnings per share are computed independently for each quarter presented. Accordingly, the sum of the quarterly earnings per share may not agree with the calculated full year earnings per share.

(1) Net income and diluted earnings per share for the first quarter of 2006 were reduced by a net aftertax charge of $58.9 and $0.11, respectively, reflecting the net impact of charges related to the 2004 Restructuring Program and incremental stock-based compensation charges due to the adoption of SFAS 123R.

(2) Net income and diluted earnings per share for the second quarter of 2006 were reduced by a net aftertax charge of $124.2 and $0.23, respectively, reflecting the net impact of charges related to the 2004 Restructuring Program and incremental stock-based compensation charges due to the adoption of SFAS 123R.

(3) Net income and diluted earnings per share for the third quarter of 2006 were reduced by a net aftertax charge of $77.4 and $0.14, respectively, reflecting the net impact of charges related to the 2004 Restructuring Program and incremental stock-based compensation charges due to the adoption of SFAS 123R.

(4) Net income and diluted earnings per share for the fourth quarter of 2006 were reduced by a net aftertax charge of $35.7 and $0.07, respectively, reflecting the net impact of a gain on the sale of the Company's household bleach brand in Canada, charges related to the 2004 Restructuring Program and incremental stock-based compensation charges due to the adoption of SFAS 123R.

(5) Net income and diluted earnings per share for the first quarter of 2005 were reduced by a net aftertax charge of $44.6 and $0.08 respectively, reflecting charges related to the 2004 Restructuring Program.

(6) Net income and diluted earnings per share for the second quarter of 2005 were reduced by a net aftertax charge of $28.7 and $0.05, respectively, reflecting charges related to the 2004 Restructuring Program.

(7) Net income and diluted earnings per share for the third quarter of 2005 were reduced by a net aftertax charge of $22.5 and $0.04, respectively, reflecting the net impact of a gain on the sale of the Company's heavy-duty laundry detergent brands in North America, charges related to the 2004 Restructuring Program, income taxes for incremental repatriation of foreign earnings related to the American Jobs Creation Act and charges related to certain pension obligations as required by SFAS 88.

(8) Net income and diluted earnings per share for the fourth quarter of 2005 were reduced by a net aftertax charge of $19.4 and $0.04, respectively, reflecting the net impact of charges related to the 2004 Restructuring Program, a gain on the sale of the Company's heavy-duty laundry detergent brands in Southeast Asia, income taxes for the incremental repatriation of foreign earnings related to the American Jobs Creation Act and a non-cash charge related to an international postretirement obligation.

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange. The trading symbol for the common stock is CL. Dividends on the common stock have been paid every year since 1895 and the Company's regular common stock dividend payments have increased for 44 consecutive years.

Market Price of Common Stock

Quarter Ended	2006		2005	
	High	**Low**	High	Low
March 31	**$58.28**	**$53.70**	$55.20	$48.55
June 30	**61.51**	**56.26**	53.95	48.60
September 30	**62.57**	**58.22**	54.06	49.55
December 31	**66.83**	**59.79**	56.39	51.78
Year-end Closing Price	**$65.24**		$54.85	

Dividends Paid Per Common Share

Quarter Ended	2006	2005
March 31	**$0.29**	$0.24
June 30	**0.32**	0.29
September 30	**0.32**	0.29
December 31	**0.32**	0.29
Total	**$1.25**	$1.11

Stock Price Performance Graphs

The graphs shown below compare cumulative total stockholder returns on the Colgate-Palmolive Common Stock against the S&P Composite-500 Stock Index and a peer company index for a twenty-year period, ten-year period and a five-year period each ending December 31, 2006.

The companies included in the peer company index are consumer products companies that have both domestic and international businesses. These companies are: Avon Products, Inc., The Clorox Company, Kimberly-Clark Corporation, The Procter & Gamble Company and Unilever (N.V. and plc).

20-Year Stock Price Performance Graph
(Dollars)



2,100
1,600
1,100
600
100
0
'86
'88
'90
'92
'94
'96
'98
'00
'02
'04
'06

	'86	'88	'90	'92	'94	'96	'98	'00	'02	'04	'06
Colgate	100	123	204	324	387	592	1,230	1,749	1,457	1,473	1,959
S&P 500	100	123	157	220	245	415	711	783	537	767	931
Peer Group	100	127	230	306	355	611	1,055	962	1,018	1,330	1,602

10-Year Stock Price Performance Graph
(Dollars)



500
400
300
200
100
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

	'96	'97	'98	'99	'00	'01	'02	'03	'04	'05	'06
Colgate	100	162	208	294	295	267	246	239	249	272	331
S&P 500	100	133	171	208	189	166	130	167	185	194	224
Peer Group	100	140	173	174	157	155	167	194	218	224	262

5-Year Stock Price Performance Graph
(Dollars)



250
200
150
100
50
0
'01
'02
'03
'04
'05
'06

	'01	'02	'03	'04	'05	'06
Colgate	100	92	89	93	102	124
S&P 500	100	78	100	111	117	135
Peer Group	100	108	125	141	144	169

Eleven-Year Financial Summary[1]

For the years ended December 31,	**2006**	2005	2004	2003	2002
Continuing Operations					
Net sales[2]	**$12,237.7**	$11,396.9	$10,584.2	$9,903.4	$9,294.3
Results of operations:					
Net income	**1,353.4[3]**	1,351.4[4]	1,327.1[5]	1,421.3	1,288.3
Per share, basic	**2.57[3]**	2.54[4]	2.45[5]	2.60	2.33
Per share, diluted	**2.46[3]**	2.43[4]	2.33[5]	2.46	2.19
Depreciation and amortization expense	**328.7**	329.3	327.8	315.5	296.5
Financial Position					
Current ratio	**1.0**	1.0	1.0	1.0	1.0
Property, plant and equipment, net	**2,696.1**	2,544.1	2,647.7	2,542.2	2,491.3
Capital expenditures	**476.4**	389.2	348.1	302.1	343.7
Total assets	**9,138.0**	8,507.1	8,672.9	7,478.8	7,087.2
Long-term debt	**2,720.4**	2,918.0	3,089.5	2,684.9	3,210.8
Shareholders' equity	**1,410.9**	1,350.1	1,245.4	887.1	350.3
Share and Other					
Book value per common share	**2.81**	2.67	2.43	1.71	0.69
Cash dividends declared and paid per common share	**1.25**	1.11	0.96	0.90	0.72
Closing price	**65.24**	54.85	51.16	50.05	52.43
Number of common shares outstanding (in millions)	**512.7**	516.2	526.6	533.7	536.0
Number of common shareholders of record	**33,400**	35,000	36,500	37,700	38,800
Average number of employees	**34,700**	35,800	36,000	36,600	37,700

Glossary of Terms

- **Colgate Business Planning (CBP):** an end-to-end commercial budgeting and planning process, enabled by SAP, that allows us to set goals 18 months out for customers and brands, and allows us to measure performance against those goals helping to drive efficient commercial investment and therefore market share and margin growth.
- **Commercial Investment:** includes media, promotion and other consumer and trade incentives, some of which reduce reported net sales.
- **Deep Dive:** an in-depth analysis of promotional activity at the customer and brand level performed to accelerate return on investment learnings at an early phase of the global implementation of Colgate Business Planning.
- **Market Share:** the percentage of a category or segment's retail sales obtained by one brand or company. In this report, market shares are based on value share data provided primarily by ACNielsen. Global or regional shares are a weighted average of markets where Colgate competes and purchases third-party syndicated data.
- **Multifunctional Selling Team:** a team of Colgate professionals specializing in different functions (i.e., Sales, Finance, Customer Service/Logistics) that are organized around a customer, group of customers, channel or geography in order to match the customer's multidisciplinary needs.
- **SAP:** computer software that links all business processes into one integrated system that can be viewed in real time by everyone connected to it. This facilitates efficiencies and smooth running of the business. SAP is a trademark of SAP Aktiengesellschaft.
- **Spend Management Team:** a permanent, cross-functional, procurement team that optimizes quality, service and cost through global teamwork.
- **Unit Volume Growth:** growth in product units sold, weighted to reflect price per unit.
- **2004 Restructuring Program:** a four-year restructuring and business-building program, commenced in December 2004, designed to enhance the Company's global leadership positions in its core businesses, accelerate growth and generate additional savings throughout the income statement.
- **2005 Other Items:** includes three items, the gain on sale of the Company's heavy-duty laundry detergent business in North America, an income tax charge for incremental repatriation of foreign earnings related to the American Jobs Creation Act and a pension charge associated with the remeasurement of certain pension obligations as required by SFAS No. 88, "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."
- **2006 Other Items:** includes two items, an incremental stock-based compensation charge associated with the Company's adoption of SFAS No. 123R, "Share-Based Payment" and the gain on sale of the Company's household bleach business in Canada.

Dollars in Millions Except Per Share Amounts

	2001	2000	1999	1998	1997	1996
	$9,084.3	$9,004.4	$8,801.5	$8,660.8	$8,786.8	$8,493.1
	1,146.6	1,063.8	937.3	848.6	740.4	635.0
	2.02	1.81	1.57	1.40	1.22	1.05
	1.89	1.70	1.47	1.30	1.13	0.98
	336.2	337.8	340.2	330.3	319.9	316.3
	1.0	1.0	1.0	1.1	1.1	1.2
	2,513.5	2,528.3	2,551.1	2,589.2	2,441.0	2,428.9
	340.2	366.6	372.8	389.6	478.5	459.0
	6,984.8	7,252.3	7,423.1	7,685.2	7,538.7	7,901.5
	2,812.0	2,536.9	2,243.3	2,300.6	2,340.3	2,786.8
	846.4	1,468.1	1,833.7	2,085.6	2,178.6	2,034.1
	1.54	2.57	3.14	3.53	3.65	3.42
	0.675	0.63	0.59	0.55	0.53	0.47
	57.75	64.55	65.00	46.44	36.75	23.06
	550.7	566.7	578.9	585.4	590.8	588.6
	40,900	42,300	44,600	45,800	46,800	45,500
	38,500	38,300	37,200	38,300	37,800	37,900

(1) All share and per share amounts have been restated to reflect the 1999 and 1997 two-for-one stock splits.

(2) Net sales amounts for 2001 and prior have been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales in accordance with new accounting standards.

(3) Net income and earnings per share in 2006 include a gain for the sale of the Company's household bleach business in Canada of $38.2 aftertax. This gain was more than offset by $286.3 of aftertax charges associated with the 2004 Restructuring Program and $48.1 of aftertax charges related to the adoption of SFAS 123R.

(4) Net income and earnings per share in 2005 include a gain for the sale of heavy-duty laundry detergent brands in North America and Southeast Asia of $93.5 aftertax. This gain was more than offset by $145.1 of aftertax charges associated with the 2004 Restructuring Program, $40.9 of income taxes for incremental repatriation of foreign earnings related to the American Jobs Creation Act and $22.7 aftertax of non-cash pension and other retiree benefit charges.

(5) Net income and earnings per share in 2004 include a provision for the 2004 Restructuring Program of $48.0 aftertax.


Colgate
Protex

Reaching Consumers Everywhere

Colgate's global reach extends to consumers in all corners of the world. Thailand's unique floating market is an excellent example of how Colgate utilizes local distribution channels to connect with rural consumers where they shop.

Thailand

Colgate's Corporate **Governance** Commitment

Governance is an ongoing commitment shared by our Board of Directors, our Management and all other Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.

The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and has adopted strict independence standards based on this principle. Since 1989, Colgate's Board of Directors has consisted entirely of outside independent directors, with the exception of the CEO. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. To further enhance the Board's independence, the independent directors of the Board meet regularly in executive session without the CEO present. These sessions are led by a presiding director, whose role is described in Colgate's Corporate Governance Guidelines. Each independent director will serve a one-year term as presiding director in accordance with an established schedule.

Our Board focuses on key business priorities and leadership development.

The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.

Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and in more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the CEO present.

Established policies guide governance and business integrity.

First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed annually to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines and all Committee Charters are available on our web site at www.colgate.com. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

Our Board plays an active role overseeing the integrity of the financial statements of the Company.

The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.

Colgate people worldwide are committed to living our global values of Caring, Global Teamwork and Continuous Improvement in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.

The Board has established a formal procedure to evaluate annually its overall performance against criteria that the Board has determined are important to its success. These criteria include financial oversight, succession planning, compensation, corporate governance, strategic planning and Board structure and role. The Board's committees also conduct annual self-evaluations, examining their overall performance against their Committee Charters and instituting new practices to strengthen their effectiveness. Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process under which directors evaluate their peers every few years. This valuable feedback is shared with each director to identify areas of strength and areas of focus for enhanced effectiveness.

Your Board of Directors



1. Reuben Mark
Chairman of the Board and Chief Executive Officer of Colgate-Palmolive Company. Mr. Mark joined Colgate in 1963 and held a series of significant positions in the United States and abroad before being elected CEO in 1984. Elected director in 1983. Age 68

2. John T. Cahill
Executive Chairman, The Pepsi Bottling Group, Inc. Since 1989, Mr. Cahill has held multiple senior financial and operating leadership positions at PepsiCo and The Pepsi Bottling Group, Inc. (PBG). In 2001 he was named Chief Executive Officer of PBG and, in 2003, Chairman and CEO. He was appointed Executive Chairman of PBG in 2006. Elected director in 2005. Age 49

3. Jill K. Conway
Visiting Scholar, Program in Science, Technology and Society at Massachusetts Institute of Technology since 1985. Mrs. Conway was President of Smith College from 1975 to 1985. Elected director in 1984. Age 72

4. Ellen M. Hancock
President and Chief Operating Officer of Jazz Technologies, Inc. Mrs. Hancock previously was the Chairman and Chief Executive Officer of Exodus Communications, Inc. from 1998 to 2001, Executive Vice President of R&D and Chief Technology Officer at Apple Computer Inc., Executive Vice President and COO at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 63

5. David W. Johnson
Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Campbell Chairman from 1993 to 1999 and President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he served as Chairman and Chief Executive Officer of Gerber Products Company. Elected director in 1991. Age 74

6. Richard J. Kogan
Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan joined Schering-Plough as Executive Vice President, Pharmaceutical Operations in 1982 and became President and Chief Operating Officer of that company in 1986. Elected director in 1996. Age 65

7. Delano E. Lewis
Former U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993, having joined that company in 1973. Director from 1991 to 1999 and since 2001. Age 68

8. J. Pedro Reinhard
Former Executive Vice President and Chief Financial Officer of The Dow Chemical Company. Mr. Reinhard previously held a series of senior international financial and operating positions at The Dow Chemical Company serving as CFO from 1995 to 2005 and Executive Vice President since 1996. Elected director in 2006. Age 61

9. Howard B. Wentz, Jr., Retiring
Former Chairman of Tambrands, Inc. from 1993 to 1996. Mr. Wentz was Chairman of ESSTAR Incorporated from 1989 to 1995, and Chairman, President and Chief Executive Officer of Amstar Company from 1983 to 1989. Director from 1982 to 2004 and since 2005. We sincerely thank Mr. Wentz for over two decades of distinguished service to Colgate and extend our best wishes for his retirement. Age 77

Audit Committee: David W. Johnson, Chair, Jill K. Conway, Ellen M. Hancock, Richard J. Kogan, Howard B. Wentz, Jr.
Nominating and Corporate Governance Committee: Delano E. Lewis, Chair, Jill K. Conway, Ellen M. Hancock, David W. Johnson, Howard B. Wentz, Jr.
Finance Committee: Howard B. Wentz, Jr., Chair, John T. Cahill, Ellen M. Hancock, Richard J. Kogan, Delano E. Lewis, Reuben Mark, J. Pedro Reinhard
Personnel and Organization Committee: Richard J. Kogan, Chair, John T. Cahill, Jill K. Conway, David W. Johnson, Delano E. Lewis, J. Pedro Reinhard

Your **Management** Team

***Reuben Mark**, 68
Chairman of the Board and Chief Executive Officer
See biographical information on page 55.

***Ian M. Cook**, 54
President and Chief Operating Officer
Mr. Cook is responsible for all Colgate operating divisions, Global Business Development, Global Sales and Global Advertising. Mr. Cook joined Colgate in the United Kingdom in 1976 and served as the Marketing Director of Colgate Philippines, General Manager of the Dominican Republic, General Manager of Colgate's Nordic Group and Executive Vice President, Marketing of Colgate-U.S. In addition, Mr. Cook has been President of Colgate-U.S. and President of North America with additional responsibilities for Colgate Oral Pharmaceuticals and the Caribbean. In October 2002, Mr. Cook was appointed Executive Vice President responsible for Colgate North America and Europe. He was appointed to Chief Operating Officer in July 2004, and appointed President and Chief Operating Officer in July 2005.

***Javier G. Teruel**, 56
Vice Chairman
Mr. Teruel has been responsible for the operations of the Hill's Pet Nutrition Division, Global R&D, Global Supply Chain and Global Information Technology and additionally he led Colgate's worldwide strategy, which includes overseeing Colgate's business-building and restructuring initiative. After joining Colgate in Mexico in 1971, he advanced through marketing and management positions in Latin America, later becoming Vice President of Body Care in Global Business Development in New York, and President and General Manager of Colgate-Mexico. Subsequently, Mr. Teruel served as President of Colgate-Europe, followed by Chief Growth Officer responsible for the Company's growth functions. In October 2002, Mr. Teruel was Executive Vice President responsible for Asia, Central Europe, Africa and Hill's Pet Nutrition. In July 2004, he assumed additional responsibility for reviewing and sharpening Colgate's worldwide strategy. Mr. Teruel will retire on April 1, 2007.

***Michael J. Tangney**, 62
Executive Vice President and President, Colgate-Latin America
Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2000, having most recently been President of Colgate-Latin America and President of Colgate-Mexico.

***Stephen C. Patrick**, 57
Chief Financial Officer
Joined Colgate in 1982 after having been a Manager at Price Waterhouse. Before being named CFO in 1996, Mr. Patrick held a series of key financial positions, including Vice President and Corporate Controller and Vice President-Finance for Colgate-Latin America.

***Andrew D. Hendry**, 59
Senior Vice President, General Counsel and Secretary
Joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Mitchell Abrahamsen
VP, Hill's Pet Nutrition

Esmond Alleyne
VP, Global Information Technology

Manuel Arrese
VP, Global Supply Chain

Todd Atwood
VP, Colgate-Latin America

David P. Bencze
VP, Colgate-North America

Andrea Bernard
VP, Global Legal

***Philip A. Berry**
VP, Global Workplace Initiatives

Joseph M. Bertolini
VP, Global Budget & Planning

Mauricio Boscan
VP, Colgate-Latin America

Peter Brons-Poulsen
VP & GM, Nordic Group

Hans Brouwer
VP & GM, Colgate-South Africa

Don Buchner
VP, Hill's Pet Nutrition

Stuart D. Burkhead
VP, Hill's Pet Nutrition

Nigel B. Burton
President, Global Oral Care

Marsha Butler
VP, Global Oral Care

Roger Calmeyer
VP & GM, Colgate-South Asia Region

Antonio Caro
VP, Global Sales

Jay Cassidy
VP, Audit

Thomas M. Chappell
Chief Executive Officer, Tom's of Maine

Peter C. Chase
VP, Global Consumer & Market Knowledge

Jim Clark
VP, Global Business Services

Martin J. Collins
VP, Global Human Resources

Stephen J. Conboy
VP, Colgate-U.S.

Michael A. Corbo
VP, Global Supply Chain

Graeme D. Dalziel
VP & GM, Colgate-France

S. Peter Dam
President, Colgate-Brazil

Alec de Guillenchmidt
VP, Colgate-Europe/South Pacific

Barbara Delia
VP, Colgate-U.S.

Bill DeVizio
VP, Global R&D

Robert W. Dietz
VP, Global Supply Chain

Catherine Dillane
VP, Colgate-North America

***Hector I. Erezuma**
VP, Taxation

Joergen Erichsen
VP & GM, Hill's Pet Nutrition-Europe

Bradley Farr
VP & GM, Colgate-Southern Cone/Latin America

James S. Figura
VP, Global Consumer Insights

***Edward J. Filusch**
VP & Corporate Treasurer

Laura Flavin
VP, Global Human Resources

Stephen J. Fogarty
VP, Worldwide Shopper Marketing

Chester P.W. Fong
VP, Colgate-Greater Asia

Robert E. Frazier
VP, Colgate-Latin America

***Fabian Garcia**
President, Colgate-Greater Asia

Peggy Gerichter
VP & GM, Colgate-Central American Region

Nina D. Gillman
VP, Global Legal & Assistant Secretary

Stefan S. Gorkin
VP, Global Human Resources

Peter Graylin
VP, Colgate-Greater Asia

Tom Greene
VP, Global Information Technology

David R. Groener
VP, Global Supply Chain

Jan Guifarro
VP, Corporate Communications

John Guiney
VP, Colgate-Greater Asia

Luis Gutierrez
VP & GM, Colgate-West Andean Region/Latin America

Jack J. Haber
VP, e-Business

Tarek S. Hallaba
President, Global Personal Care

Suzan F. Harrison
VP, Colgate-U.S.

Roland Heincke
VP, Colgate-Europe/South Pacific

***Dennis J. Hickey**
VP & Corporate Controller

Sheila A. Hopkins
VP & GM, Professional Oral Care

Al Horning
VP, Hill's Pet Nutrition

Stuart A. Hulke
VP, Global Supply Chain

***John J. Huston**
VP, Office of The Chairman

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Colgate-Canada

Malcolm Jones
VP, Global Strategy & Planning

Jules P. Kaufman
VP, Colgate-Europe/South Pacific

Robert G. Kirkpatrick
VP, Global Media

Joy D. Klemencic
VP, Hill's Pet Nutrition

Donald R. Klock
VP, Chief Procurement Officer

Betty M. Kong
VP, Global Supply Chain

Yoshio Koshimura
VP & GM, Hill's Pet Nutrition-Asia Pacific

Wojciech Krol
VP & GM, Colgate-Russia

Andrea Lagioia
VP & GM, Colgate-South Pacific

Leo Laitem
VP, Global R&D

Irene Lin
VP, Global Human Resources

William H. Lunderman
VP, Global Business Development

Louis Mancinelli
VP, Colgate-Europe/South Pacific

***Daniel B. Marsili**
VP, Global Human Resources

***Ronald T. Martin**
VP, Global Business Practices & Corporate Social Responsibility

***Seamus E. McBride**
President, Colgate-U.S. & Worldwide Commercial Effectiveness

Beth McQuillan
VP, Global Legal

Maria Fernanda Mejia
VP, Colgate-Europe/South Pacific

Cesar Melo
VP & GM, Global Toothbrush Division

Richard Mener
President, Colgate-Africa/Middle East

***Franck J. Moison**
President, Colgate-Europe/South Pacific

Steven K. Morse
VP, Hill's Pet Nutrition

Andrea Motyka
VP, Global R&D

Josue M. Muñoz
VP, Colgate-Europe/South Pacific

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-France

Rosemary Nelson
VP, Colgate-North America

Talulla R. Newsome
VP, Global R&D and Business Development

Debra Nichols
VP, Hill's Pet Nutrition

Tom O'Brien
Chief Operating Officer, Tom's of Maine

Ellen Park
VP, Global Legal

Randy Partee
VP, Hill's Pet Nutrition

Chris E. Pedersen
VP & GM, Colgate-United Kingdom & Ireland

Brent Peterson
VP, Colgate-Greater Asia

Joan Pierce
VP, Global Supply Chain

Robert C. Pierce
VP, Global R&D

Hans L. Pohlschroeder
VP, Treasury

Ricardo Ramos
VP & GM, Colgate-Venezuela

Peter Richardson
VP, Colgate-Greater Asia

Mary Beth Robles
VP, Tom's of Maine

Louis Ruggiere
VP & GM, Wal-Mart

Bernal Saborio
VP, Colgate-Latin America

Reuven M. Sacher
VP, Global R&D

Jeff Salguero
VP, Global Production

Derrick E.M. Samuel
President, Global Technology

Scott Sherwood
VP & GM, Colgate-Iberia

Phil Shotts
VP & Assistant Corporate Controller

James H. Shoultz
VP & GM, Colgate-Germany

Barry N. Simpson
VP, Global Information Technology

P. Justin Skala
President, Hill's Pet Nutrition-North America

Michael Sload
VP & GM, Oral Care, Colgate-U.S.

Leonard D. Smith
VP Finance, Global Sales & Advertising

Rick Spann
VP, Global Supply Chain

Paul Stoneham
President, Global Business Development

Neil Stout
VP, Hill's Pet Nutrition

***Bina H. Thompson**
VP, Investor Relations

Neil Thompson
President, Hill's Pet Nutrition-International

Heiko Tietke
President & GM, GABA

***Ed Toben**
Chief Information Officer

Linda Topping
VP, Global Supply Chain

Panagiotis Tsourapas
VP & GM, Colgate-Greece

Joseph A. Uzzolina
VP, Colgate-Africa/Middle East

Daniel A. Vettoretti
VP & GM, Colgate-Italy

Anthony R. Volpe
VP, Global Oral Care

Noel R. Wallace
President & GM, Colgate-Mexico

Katherine S. Weida
VP, Global Human Resources

***Robert C. Wheeler**
Chief Executive Officer, Hill's Pet Nutrition

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Global R&D

Francis M. Williamson
VP, Colgate-Latin America

Gregory P. Woodson
President, Global Home Care

Juan Pablo Zamorano
VP & GM, Colgate-China

Julie A. Zerbe
VP, Global Human Resources

*Corporate Officer

Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Stock Exchanges
The common stock of Colgate-Palmolive Company is listed and traded on The New York Stock Exchange under the symbol CL and on other world exchanges including Frankfurt, London, Zurich and Euronext.

SEC and NYSE Certifications
The certifications of Colgate's Chief Executive Officer and Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Colgate's 2006 Annual Report on Form 10-K. In addition, in 2006 Colgate's Chief Executive Officer submitted the annual certification to the NYSE regarding Colgate's compliance with the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks and Colgate's Direct Stock Purchase Plan:

The Bank of New York
Shareholder Relations Department
PO Box 11258
Church Street Station
New York, NY 10286
1-800-756-8700 or (212) 815-3700

E-mail:
Colgateshareowners@bankofny.com
Internet address: www.stockbny.com
Hearing impaired: TDD: 1-888-269-5221

Direct Stock Purchase Plan
A Direct Stock Purchase Plan is available through The Bank of New York, our transfer agent. The Plan includes dividend reinvestment options, offers optional cash investments by check or automatic monthly payments as well as many other features. If you would like to learn more about the Plan or to enroll, please contact our transfer agent at 1-800-756-8700 to request a Plan brochure and the forms needed to start the process.

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be on Thursday, May 3, 2007 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the Internet or your proxy card.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Shareholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Shareholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address, in care of the Office of the General Counsel. Under procedures established by the Company's independent directors, each letter and e-mail sent in accordance with these instructions is reviewed by the Legal Department and, unless such communications fall within certain categories (which are listed on the "Contact the Board" page at www.colgate.com), distributed to all of the independent directors or to individual directors, as appropriate, with copies to the Office of the Chairman.

Financial Information
Financial results, dividend news and SEC filings are available on Colgate's Internet site: www.colgate.com

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Forms 10-K and other filings and publications are available without charge from the Investor Relations Department:

- by mail, directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:

- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional Investors:

- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's Environmental Policy Statement, Code of Conduct, Advertising Placement Policy Statement, Product Safety Research Policy, 2006 Programs and Policies on Animal Research and Development of Alternatives, and Colgate: Respecting The World Around Us – Living Our Values For Sustainability by writing to Consumer Affairs at Colgate-Palmolive Company, 300 Park Avenue, New York, NY 10022-7499.

Consumer Affairs
For Oral, Personal and Home Care
1-800-468-6502
For Hill's Pet Nutrition
1-800-445-5777

Corporate Communications
(212) 310-2199

Printed entirely on recycled paper

Printing by Acme Printing Company

Design by Robert Webster Inc. (RWI), www.rwidesign.com
Typography by Grid Typographic Services, Inc.

Major photography by Richard Alcorn
Other photos by Tom Ferraro and Peter Weidlein

COLGATE-PALMOLIVE COMPANY
300 Park Avenue New York, NY 10022-7499


END